ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Year Ended December 31, 2012

This Report

This discussion and analysis of the financial position and results of operations for Atna Resources Ltd. (“Atna” or the “Company”) is current through March 20, 2013 (the “Report Date”) and should be read in conjunction with the audited consolidated financial statements and the notes thereto for the year ended December 31, 2012, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”). The Company’s reporting currency is the United States dollar (“USD” or “$”) and all amounts are in USDs, except for noted disclosures that are made in Canadian dollars (“CAD” or “C$”). Additional information relating to the Company, including audited consolidated financial statements and the notes thereto for the years ended December 31, 2011 and 2010, annual report on Form 20-F, and all National Instrument 43-101 (“NI 43-101”) technical reports referenced herein, can be viewed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.com.shtml.

Description of Business

Atna is engaged in the exploration, development and production of gold properties located primarily in the United States (“US”). The Company also has mineral interests in Canada. The Company is a reporting issuer in British Columbia, Alberta, Ontario and Nova Scotia. Atna trades on the Toronto Stock Exchange under the symbol “ATN” and in the US on the over-the-counter Bulletin Board under the symbol “ATNAF”.

The Company is presently operating one mine, Briggs, and using the cash flows from this mine to develop the Company’s other gold properties. Briggs is located in southeastern California and commenced gold production in May 2009.

Development efforts in 2012 were principally focused on the underground mine at Pinson where the Company began producing gold ore in August of 2012. Development, construction, and ramp-up are continuing at this time. The Pinson project will transition from being a development project to being an operating mine upon attaining commercial production levels, targeted to be in 2013. Pinson is located near Winnemucca, in Humboldt County, Nevada.

Development at the Reward gold mine, a permitted mine site near Beatty, Nevada, is continuing at a measured and controlled pace. A Phase I drilling program was completed in March 2013 and Phase 2 is expected to be completed in the last half of 2013 to provide additional information for initial pit design and to ensure that the ore zones do not extend under the planned plant and leach pad construction areas. Our strategy is to sequentially develop mining properties, commencing with construction of the Reward mine once Pinson has achieved positive cash flow and the cash generated from both Briggs and Pinson has first been used to strengthen Atna’s balance sheet. Management believes that this strategy will provide the opportunity for funding the sequential development of Reward.

A study to determine the economic feasibility of developing an open pit mine adjacent to the Pinson-underground mine began in late 2012 and is continuing. This study will determine whether to commence the permitting process for development of a new Pinson open pit mine, in addition to the Pinson underground operations.

Metallurgical-sample drilling, environmental assessment studies and other data collection were completed in 2012 at the Columbia gold project located near Lincoln, in Lewis and Clark County, Montana. Additional work to determine the feasibility of the Columbia gold project will be required, and this work is expected to be undertaken over the next year.

The Kendall Mine (“Kendall”), located near Lewistown, Montana, is in the final stage of reclamation and closure activities. Remaining closure activities principally involve completion of a final-closure Environmental Impact Study, the process having been agreed upon in April 2012. Final earthwork was completed at the site in the third quarter 2012 with the placement of top soil over former leach-pad areas. Ongoing work consists of the monitoring and treatment of water.

ATNA RESOURCES LTD. MANAGEMENT'S DISCUSSION AND ANALYSIS For the Year Ended December 31, 2012

Highlights for Fourth Quarter 2012 and Subsequent Events through the Report Date:

•	Atna generated net income of $2.3 million, $0.02 per basic share, in the Fourth Quarter 2012 net of an income tax benefit. Income before income tax was $1.7 million.
•	Net cash provided by operating activities in the Fourth Quarter 2012 was $5.0 million. Cash provided by operating activities before working capital adjustments was $3.6 million. As of quarter-end, cash and cash equivalents were $19.3 million.
•	Gold sales for the Fourth Quarter 2012 from Briggs and Pinson totaled 10,003 ounces, 16 percent higher than in Third Quarter 2012 and 19 percent higher than in Fourth Quarter 2011. Briggs sold 9,600 ounces in Fourth Quarter 2012 and 8,400 ounces in Fourth Quarter 2011.
•	Briggs produced $7.2 million in operating cash flow and $3.8 million of income before tax and intercompany allocations in the Fourth Quarter 2012. Pinson remains in development.
•	Construction of surface facilities at Pinson including an assay lab, backfill facilities, expanded surface stockpile areas and dewatering capacity were completed in the fourth quarter 2012.
•	A total of 894 feet of development was completed, and 4,187 tons of oxide and sulfide ores were mined and stockpiled in Fourth Quarter 2012 at Pinson. Approximately 3,400 tons of oxide ore were sold in the quarter resulting in receipt of $0.8 million.
•	In February 2013, Pinson received its major permit modification to allow the expansion of production to 400,000 tons of ore per year.
•	To date, four stopes have been developed at the Pinson Mine, with underhand mining below concrete rock fill being employed in two of these stopes.
•	Four operating crews are presently employed at Pinson working on a 24-hour per day, 7 day per week schedule.
•	In March of 2013, the remaining credit facility of C$17.5 million with Sprott Resource Lending (“Sprott”) was extended with C$1.46 million due each month commencing September 30, 2013 and ending on August 29, 2014.

Year-to-Date Highlights, December 31, 2012:

•	Atna generated net income of $6.9 million, $0.05 per basic share in 2012. Income before income tax was $7.1 million, an increase of 18 percent relative to 2011.
•	Net cash provided by operating activities in 2012 was $13.6 million.
•	Gold sales totaled 36,454 ounces from Briggs and Pinson in 2012, an increase of 13% over 2011. Revenues increased in 2012 by 15% to $59.8 million from $51.8 million in 2011.
•	Briggs produced $23.1 million in operating cash flow and $15.4 million of income before tax and intercompany allocations in 2012.
•	New NI 43-101 compliant technical reports were filed for the Pinson-underground, Reward and Briggs gold properties during Second Quarter 2012, updating resources, reserves, economics and mine plan outlooks.
•	A proven and probable ore reserve of 1.7 million tons at an average grade of 0.369 ounces per ton, containing 644,600 ounces of gold was declared for the Pinson-underground project.
•	The Technical Report for Reward filed in Second Quarter 2012 increased mine life by two years over the prior estimate. This Report indicated the project is expected to have a six year life producing at an average annual rate of approximately 35,000 ounces, producing a projected net present value (NPV) of $100 million, using a gold price of $1,500 and a discount rate of 5%.
•	Development of Pinson was significantly advanced in 2012 and two shipments of oxide ore mined during development were completed prior to year-end.

ATNA RESOURCES LTD. MANAGEMENT'S DISCUSSION AND ANALYSIS For the Year Ended December 31, 2012
•	A seven-hole metallurgical drilling program was completed at the Columbia gold project with positive results indicating continuity and good grades. An environmental and technical baseline study was also conducted.
•	Final top soil placement was completed at the Kendall mine closure site in Montana.
•	In September 2012, the Company issued 17,250,000 shares and 1,035,000 warrants netting approximately $16.3 million.
•	A total of 8.5 million C$0.70 warrants were exercised in 2012 for net proceeds of $6.0 million. Approximately 4.5 million warrants were exercised in the fourth quarter.

Outlook and Strategy

The Company plans to continue executing upon the strategy of developing its portfolio of advanced-stage growth projects using the cash flow from existing mines, supplemented by proceeds from stock issued in Third Quarter 2012. The Company commenced shipping ore from Pinson in Fourth Quarter 2012 and is now ramping-up ore production to commercial production levels. Once Pinson has achieved positive cash flow, the cash generated from both Briggs and Pinson will be used to strengthen Atna's balance sheet by reducing debt and accumulating cash. This strategy will provide the opportunity for funding the sequential development of Reward and future projects in a measured and controlled manner.

The Company’s key goals in 2013 are:

•	Maintain a high level of safety and environmental performance.
•	Complete development at Pinson, achieving commercial production levels and positive net cash flows in 2013.
•	Ramp-up production at Pinson through the year to a target range of 750 to 1,000 ore-tons per day.
•	Produce and sell 85,000 to 100,000 ounces of gold in 2013, inclusive of production from the Briggs open pit and Pinson-underground mines. Guidance has been reduced from prior estimates due to slower than planned ramp-up of operations at Pinson, partially weather related, and shortfalls in ore delivery at Briggs, both during first quarter 2013.
•	Improve productivity and cash flow generation from Briggs.
•	Pay down all outstanding 2009 Gold Bonds and reduce the Sprott note (described under “Liquidity and Capital Resources – Financing Transactions”), while developing long term banking relationships and alternatives to support future growth plans.
•	Complete a feasibility study to determine the economic potential of the open pit resource at Pinson.
•	Complete another phase of drilling and initiate mine development at Reward, contingent upon the Company securing adequate funding. Initiate a feasibility study at Columbia.
•	Extend the mine life at Briggs through resource to reserve conversion.

The Atna business model is one of adding value through mine development and operations, endeavoring to maximize future cash flows. The Company plans to grow by adding and developing relatively low-investment incremental projects, expanding operations. This growth plan incorporates the concept of initiating mining on a low capital cost basis, while opting for higher initial cash operating costs. Once operations come on line, the Company intends to adopt a strategy of undertaking continuous improvement, paid from operating cash flow, to reduce future cash operating costs. As an operating mining company, the Company intends to conduct additional brown-field site exploration or eventually target incremental projects in order to replenish reserves. However, with the current line-up of organic projects, existing exploration properties, and the realistic potential to discover or convert resources in its existing mine areas, the Company has a backlog of development opportunities and does not intend to seek additional development opportunities at this time.

ATNA RESOURCES LTD. MANAGEMENT'S DISCUSSION AND ANALYSIS For the Year Ended December 31, 2012

Mine Operations

Briggs Mine, California

The Briggs gold mining property (“Briggs”) was acquired by the Company in 1990. Briggs was initially constructed in 1995; production ceased in 2004 due to gold-market conditions, and commercial production recommenced in mid-2009. Briggs is a conventional open pit mine that uses heap leach gold recovery. Ore is crushed to a targeted 80 percent passing a 1/4 inch-slot prior to placement on the leach pad, and targeted gold recovery is 80 percent.

Briggs is located on the west side of the Panamint Range near Death Valley, California. From the city of Ridgecrest, Briggs is accessed by State Highway 178, which passes through the mining town of Trona and to the ghost town of Ballarat, a distance of 42 miles. The mine is reached from Ballarat by means of an improved dirt road which heads south and skirts the east side of Panamint Valley, a distance of eight miles. The legal description of the project area is Townships 21 through 23 South, and Ranges 44 through 45 East, Mount Diablo Meridian.

The Briggs Mine is located on 156 unpatented claims, including 15 mill site claims, covering approximately 2,890 acres, on land administered by the Bureau of Land Management ("BLM"). No royalties are payable at Briggs. In addition to Briggs, the Company owns or controls four satellite projects (“Briggs Satellite Projects”) totaling 2,505 acres located between two and four miles north of Briggs: Cecil R, which includes 48 claims; the Jackson project (“Jackson”) located on 40 unpatented claims, two patented claims and one patented mill site; and the Mineral Hill project (“Mineral Hill”) and Suitcase projects (“Suitcase”) located on 48 unpatented claims. All of the mining claims are located on land prescribed for multiple use management by the BLM.

In 2013, Briggs is expected to produce and sell approximately 35,000 to 43,000 ounces of gold at an annual average cash cost of between $850 and $900 per ounce. Full cost, including sustaining capital and depreciation, is budgeted to be between $1,070 and $1,120 per ounce. Briggs is budgeted to crush and place on the leach pad approximately 3.0 to 3.2 million tons of ore containing 58,000 to 66,000 ounces of gold. The waste stripping ratio is projected to be 3.8 tons of waste per ton of ore. Briggs is committed by terms of the 2009 Gold Bonds to pay bondholders the equivalent of 3,257 ounces of gold in 2013 in equal quarterly installments at near-quarter-end market prices.

Production details for Briggs in 2012 and 2011 are shown in the following tables:

	First	Second	Third	Fourth	Total
Production Statistics for 2012	Quarter	Quarter	Quarter	Quarter	2012
Waste tons	1,719,500	1,348,100	1,201,100	1,718,900	5,987,600
Ore tons	712,400	581,500	634,600	599,200	2,527,700
Total tons	2,431,900	1,929,600	1,835,700	2,318,100	8,515,300
Strip ratio (waste / ore)	2.4	2.3	1.9	2.9	2.4
Ore grade (oz/ton)	0.018	0.020	0.017	0.019	0.018
Contained gold ounces mined	12,500	11,600	10,700	11,100	45,900
Gold ounces sold	9,400	8,100	8,600	9,600	35,700
Recoverable gold ounces inventory	16,600	17,700	16,700	16,600	16,600
Cash cost of gold sales ($/oz)	$911	$928	$1,037	$1,061	$985

ATNA RESOURCES LTD. MANAGEMENT'S DISCUSSION AND ANALYSIS For the Year Ended December 31, 2012

	First	Second	Third	Fourth	Total
Production Statistics for 2011	Quarter	Quarter	Quarter	Quarter	2011
Waste tons	2,766,400	2,627,900	2,512,300	1,983,100	9,889,700
Ore tons	608,400	662,600	615,800	759,100	2,645,900
Total tons	3,374,800	3,290,500	3,128,100	2,742,200	12,535,600
Strip ratio (waste / ore)	4.5	4.0	4.1	2.6	3.7
Ore grade (oz/ton)	0.015	0.016	0.018	0.017	0.016
Contained gold ounces mined	8,900	10,700	11,000	12,900	43,500
Gold ounces sold	6,600	7,700	9,700	8,400	32,400
Recoverable gold ounces inventory	14,100	14,500	12,700	15,500	15,500
Cash cost of gold sales ($/oz)	$898	$920	$908	$931	$915

Note: Cash cost of gold production is a non-GAAP measure and is calculated utilizing Gold Institute standards.

Cash cost per gold ounce sold is a common gold mining industry measure and is therefore provided for benchmarking purposes. The measure may be useful as an indication of the average cash cost per ounce sold; but the measure does not reflect incremental costs or cash expenditures because fixed costs are included in the calculation and capital spending is ignored by the measure. Under IFRS, there is no standardized definition of cash cost per gold ounce sold and therefore the measure may not be comparable to similar measures reported by other issuers. The Company calculates cash cost per gold ounce sold using the Gold Institute Standards, and the measure is calculated by subtracting depreciation, depletion, amortization, and silver by-product credits from cost of sales. Cost of sales includes all mine-site operating costs, mine-site overhead, production taxes, royalties, production stripping costs net of capitalization, secondary development costs, changes in inventory, and mine-site depreciation, amortization, depletion.

The following schedule reconciles cost of sales to cash cost per gold ounce sold for the periods indicated.

	2012	2011
Total cost of sales	$43,580,700	$37,638,500
Less - mining related depreciation and amortization	(8,095,100)	(7,655,600)
Less - silver by-product credits	(357,300)	(360,500)
Total cash cost of sales	$35,128,300	$29,622,400
Ounces sold	35,646	32,375
Total cash cost per ounce	$985	$915

Briggs produced $7.2 million in operating cash flow and $3.8 million of income before tax in the Fourth Quarter 2012. Gold ounces sold in Fourth Quarter 2012 exceeded Third Quarter 2012 sales by approximately 12 percent. This positive performance was primarily driven by higher gold grades placed on the leach pad through an upgraded crushing circuit. The volume of ore and waste mined increased by 26 percent in Fourth Quarter 2012 from Third Quarter 2012 due to the need to remove more waste in newer pits. During Fourth Quarter 2012, the last three benches of the Briggs Main Pit were mined, which lowered ore-mining productivity due to reduced working space in the pit bottom. Operations in this pit were further impacted by the unusual presence of water, which limited mining rates. During this period, waste stripping operations were focused on pioneer activities in the upper benches of the Goldtooth South Pit. The principal ore supply in Fourth Quarter 2012 was the Goldtooth North Pit which has a narrow approach posing a bottleneck limiting ore production. These factors resulted in a reduction of approximately 6 percent in tons of ore supplied to the crusher, which was offset by approximately a 12 percent increase in the average ore grade, which originated principally from the Goldtooth North Pit. Contained gold ounces stacked on the leach pad increased by approximately 4 percent relative to Third Quarter 2012. Estimated recoverable gold inventory in stockpiles, on the heap-leach pad and in the processing plant at year-end 2012 was approximately 16,600 ounces.

ATNA RESOURCES LTD. MANAGEMENT'S DISCUSSION AND ANALYSIS For the Year Ended December 31, 2012

The sequencing of stripping operations continued to impact the availability of ore tonnages in First Quarter 2013. The Company expects the decreased ore production will be at least partially offset by higher ore grades. As stripping progresses in the Goldtooth South Pit, ore supplies are expected to increase with continued availability of higher ore grades. Stripping operations have also commenced on the Upper Briggs Main Pit to bring down another phase of mining, and which will deepen the existing Main Briggs Pit. Pioneering work is also commencing on the Briggs Main North Pit to insure future ore supplies. In First Quarter 2013 significant maintenance work is being conducted on Briggs’ fleet of loaders, and a loader has been purchased for the crushing plant to eliminate competition between the mine and crusher for loader capacity. These actions are expected to increase the availability of the primary loader fleet.

The cash cost of gold per ounce sold increased in Fourth Quarter 2012 by approximately 2 percent over Third Quarter 2012. While direct operating expenditures at Briggs declined 7 percent in Fourth Quarter 2012, this decline was more than offset by an increase in preproduction stripping and a draw-down of higher cost gold inventory into cost of sales.

Briggs produced $22.5 million in operating cash flow and $15.4 million of income before tax in 2012. Gold ounces sold from Briggs increased approximately 10 percent in 2012 over 2011, with a corresponding increase of approximately 15 percent in total revenue. Cost of sales, including depreciation and amortization, increased approximately 16 percent in 2012, much of the increase resulting from increased volume. The average annual cash cost per ounce sold increased approximately 8 percent in 2012. This increase in cost was primarily driven by reduced operational productivity as a result of mechanical issues in the crushing plant during the first half of 2012, with corresponding increases in maintenance costs, and by tight mining conditions related to longer ore and waste haul-cycles and lower loader-availabilities in the second half of the year.

The Briggs crushing plant has now crushed over 34 million tons of ore in its lifespan. Plant maintenance issues were experienced in the first half of 2012, reducing crushed-ore placements on the leach pad. Turnaround maintenance was required, which was completed in the second half of 2012 and early 2013. These activities included replacement of the primary jaw crusher and vibrating feeder, rebuild of the secondary crusher, purchase of two new tertiary crushers and rebuild of the third, and rebuild of the screening plant and conveyor systems. In late 2012 and early 2013, additional conveyors were purchased to allow stacking on the upper lifts of the leach pad in the future. This work has improved the maintenance status of the plant and the Company believes that it will allow for higher operational productivities in the future as ore supplies are available.

The budgeted waste to ore stripping ratio for Briggs in 2013 is expected to be 3.8 versus an actual stripping ratio of 2.4 in 2012 and 3.7 in 2011. This increased stripping ratio will be combined with longer haulage cycles. Two new 100-ton haul trucks and one new blast-hole drill have been acquired in early 2013 to accommodate this increase. Briggs is converting one of the mine’s older 85-ton haul-trucks into a water truck in 2013 and will retire an existing water truck.

Actions have been taken and other actions are underway to foster continuous improvement in production and reliability while cutting costs at Briggs. Actions have included reinforcing business goals with personnel, changes in personnel, revisions to authority levels for expenditures, additional training in tracking and analysis of costs, and increased attention to planned maintenance programs. Further, the Company is implementing changes to operating schedules and an active cost-cutting program is being put in place.

ATNA RESOURCES LTD. MANAGEMENT'S DISCUSSION AND ANALYSIS For the Year Ended December 31, 2012

Briggs’ production costs on a per-ton-mined and processed basis are summarized below for the prior two years.

Briggs Mine Average Operating Cost Per Ton

Function	Basis	2012	2011
Mining	$/ton of material, ore & waste	$1.77	$1.22

Mining	$/ton of ore crushed	$5.90	$5.80
Crushing	$/ton of ore crushed	$3.60	$2.66
Leach and Plant	$/ton of ore crushed	$1.79	$1.94
Site Gen and Admin	$/ton of ore crushed	$3.16	$2.60
Total Operating Cost	$/ton of ore crushed	$14.45	$13.00

Capital additions, inclusive of mine development, aggregates to approximately $5.0 million in 2012. Project and sustaining capital expenditures in 2013 are expected to be between $4.0 million and $4.5 million. The majority of the anticipated capital spending is for mining equipment as previously noted. The capital additions in 2012 included replacement of the primary jaw crusher and vibrating feeder, rebuild of the secondary crusher, purchase of two new tertiary crushers and rebuild of the third, rebuild of the screening plant and conveyor systems, and component replacements on mining units. As of December 31, 2012, the cumulative, recorded cost of Briggs’ property, plant, mine development, and mineral interests was $51.2 million, having a carrying-value of $25.0 million, net of depreciation and amortization.

Briggs mining operations are planned to be entirely within the existing permit boundary area. However, an amendment to the existing reclamation plan was required to address a portion of the mine-area. To accommodate this permit revision, an updated Environmental Assessment was completed and approved by the BLM on February 1, 2012. Reclamation activities are conducted concurrently with mining operations whenever reasonable. For example, in areas of new mining, topsoil is being stockpiled for future reclamation work.

Briggs operates under the requirements of the following significant permits and agencies: (1) Plan of Operations, BLM; (2) Mining and Reclamation Plan, Inyo County; (3) Waste Discharge Requirements, Lahontan; (4) Permits to Operate, Great Basin Unified Air Pollution Control District; and (5) a stream bed alteration permit with California Fish and Game. The Company, via sureties, has posted reclamation bonds with these agencies in the amount of $4.4 million. All surety bonds are subject to annual review and adjustment.

Briggs is hosted by Precambrian quartz-rich gneiss and amphibolite which have undergone ductile folding during Precambrian time and subsequently subject to brittle deformation by high and low-angle faulting during Mesozoic and Tertiary time. High-angle faults and shear zones are believed to have acted as conduits that channeled gold-bearing hydrothermal fluids upwards into the Precambrian gneiss and amphibolites rock units. The principal gold mineralized high-angle fault zone at the mine is the north-south trending Goldtooth fault. The Goldtooth fault was developed historically by underground methods in the early 1900s and remains an important source of ore at Briggs.

ATNA RESOURCES LTD. MANAGEMENT'S DISCUSSION AND ANALYSIS For the Year Ended December 31, 2012

The table below summarizes the change in gold reserves in contained ounces at Briggs in 2012.

	Beginning		Other	Ending
Contained Ounces	2012	Production	Changes	2012
Proven	128,788			89,281
Probable	118,141			94,170

Total Briggs Reserves	246,929	(45,978)	(17,500)	183,451

Other Changes include the impacts of changes to mine design and changes in ore mined versus modeled ore in reserve.

Detailed proven and probable reserves by pit area as of December 31, 2012, estimated utilizing a 0.007 oz/ton cutoff grade, are shown in the following table.

		Tons	Gold	Contained
Mining Area	Category	(x1,000)	(oz/ton)	Ounces
Briggs Main	Proven	2,060	0.016	32,975
	Probable	1,793	0.015	27,604
	Sub-Total	3,852	0.016	60,579
Briggs Main North	Proven	992	0.018	17,668
	Probable	1,112	0.019	20,896
	Sub-Total	2,104	0.018	38,564
Gold Tooth - North	Proven	158	0.042	6,576
	Probable	385	0.031	11,842
	Sub-Total	543	0.034	18,418
Gold Tooth - South	Proven	1,326	0.024	32,061
	Probable	1,465	0.023	33,828
	Sub-Total	2,791	0.024	65,889
Total - Briggs Reserves	Proven	4,536	0.020	89,281
	Probable	4,754	0.020	94,170
	Grand Total	9,290	0.020	183,451

Pinson Underground Mine, Nevada

The Pinson underground mine commenced operations during development in August of 2012. Pinson underground is expected to attain commercial production levels in 2013. All expenditures and revenues recognized during the development stage and having a future benefit are capitalized. The Pinson open pit property is discussed separately in a later section as a development property.

Pinson is located in Humboldt County, Nevada, about 30 miles east of Winnemucca and is accessed by an all-weather road about ten miles north of the Golconda Exit from Interstate Highway 80.  The property is located on the Getchell Gold Belt in north-central Nevada near its intersection with the north end of the Battle Mountain-Eureka trend. Prior to 2000, Pinson produced over 987,000 ounces of gold from oxidized ore by open pit mining and oxide heap-leach and mill recovery. Gold production came from decalcified, locally silicified and/or argillized, fine-grained, limy sedimentary rocks of the Ordovician Period Comus Formation and is considered a Carlin-type, sedimentary host gold system.  Mineralization is focused along and adjacent to the Getchell Fault zone.

ATNA RESOURCES LTD. MANAGEMENT'S DISCUSSION AND ANALYSIS For the Year Ended December 31, 2012

In September 2011, Atna completed an Asset Purchase and Sale Agreement ("APSA") with Pinson Mining Company ("PMC") a subsidiary of Barrick Gold to acquire PMC’s 70 percent interest in Pinson. The site had previously been operated as a joint venture with PMC owning 70% and Atna owning 30%. Atna now controls four square miles of land containing the historic Pinson Mine and the related mineral resources. Atna had originally entered into an Exploration and Development Agreement with PMC at Pinson in 2004 and ultimately earned a 30% equity interest in the project. The joint venture spent over $50 million on drilling and development work at Pinson from 2004 through 2011.

The land now controlled by the Company contains substantially all of the mineral resources developed by the former joint venture. The land position includes four square miles of leased and owned fee lands and unpatented mining claims. This includes 30 claims owned 100 percent, ownership of two additional sections of fee surface and mineral lands, ownership of 41.66 percent of 18 additional claims and a lease interest in 18 full and two fractional mining claims. The Company owns an additional 41.66 percent interest on an additional 120 acres of fee and mineral lands and leases the remainder of that interest, with the remainder controlled by local private landowners. In total, there are 2,545 acres in the Pinson package. The Pinson underground ores are subject to a 6.0% Net Smelter Return ("NSR") royalty payable to underlying landholders. A NSR royalty is a defined percentage of the gross revenues from a mining operation, less a proportionate share of incidental transportation, insurance, refining and smelting costs. PMC also retained a 10 percent, net profits royalty, that is payable after all development expenditures are recaptured and the first 120,000 ounces of gold have been sold.

Mining is by mechanized methods utilizing underground loaders, trucks, and jumbo drills. The Pinson mine will utilize an underhand cut and fill mining method using cement is designed to rock fill (“CRF”). This method was chosen due to the variable nature of the various ore bodies and the low strengths of the ore and country rock. This method is designed to maximize safety and minimize ore dilution, while recovering a high percentage of ore reserve to maximize economic return. The underhand cut and fill mining method is currently being used in a number of mines in Nevada where ore and country rock characteristics necessitate a conservative support design to enhance miner safety. Golder Associates, a globally recognized geotechnical and engineering consulting firm, has been retained to provide geotechnical review and to evaluate the ground control design in development and ore headings; to review and provide technical guidance on the mixing and placement of CRF in the stopes; and to provide ongoing ventilation design and support.

Pinson ores will be trucked to nearby third party processing plants for gold recovery. As part of the APSA, Atna entered into a non-exclusive Ore Milling and Gold Purchase Agreement with an affiliate of PMC allowing Atna, at its option, to process Pinson sulfide ores at Barrick's Goldstrike processing facilities (“Goldstrike Plant”). This agreement is evergreen through the life of the Pinson underground project. Sulfide ore will be shipped in lots of 15,000 tons under the contract, equivalent to one day of processing capacity at the Goldstrike Plant. All gold produced under this Agreement will be sold to Barrick at market-indexed prices. The Goldstrike Plant is approximately 135 miles from Pinson. There are ongoing discussions with other processors of sulfide ore in the Pinson area, principally targeting improved terms, but also as contingency planning in case the Goldstrike Plant experiences any unexpected disruptions. Sulfide ore represents approximately 85 percent of the stated reserves at Pinson.

An ore sales agreement has been signed for the sale of oxide ores from Pinson to Newmont's Twin Creek's oxide mill. Under this agreement, ore will be sold, based on a payable/recoverable gold content basis, to Newmont in 3,000 ton lots, representing the daily capacity of that oxide mill. This agreement is valid through December of 2013. Newmont’s Twin Creeks plant is approximately eight miles from Pinson. Oxide ore represents approximately 15% of stated reserves at Pinson, and dependent on sulfide sulfur content, may also be blended into sulfide ore shipments to other processors.

ATNA RESOURCES LTD. MANAGEMENT'S DISCUSSION AND ANALYSIS For the Year Ended December 31, 2012

Mined ore is transported to surface stockpiles. Once assay data is received, the ore is separated into both oxide and sulfide, high and low grade stockpiles. Once a sufficient lot size has been accumulated, the ores will be shipped to either the oxide or sulfide mills, depending on ore characteristics. The rate of production, the batch sizes of the ore shipments, and roughly a 30-day receivable cycle will potentially result in months elapsing between the ore being mined, ore sales, and cash receipts. This will result periodically in large working capital balances, building inventory and receivables.

The workings are being de-watered using two existing wells. Two additional wells have been drilled and the Company is purchasing additional pumps and related equipment to put these de-watering wells into operation. Water is currently being discharged into two existing rapid infiltration basins and a third basin is permitted for construction.

Development work at Pinson commenced in early 2012 and has continued to accelerate. Pinson is expected to transition from development to commercial production in 2013. During 2012, the Company expended $22.5 million on development of and on property, plants, and equipment for the Pinson Mine, net of pre-production sales. Major milestones completed to date, include the following:

•	DMC Mining Services, an underground mining contractor, was mobilized to the site in early 2012 to commence mining operations and the rehabilitation of prior workings.

•	The secondary escape-way / access into the mine was completed in June and the spiral decline has been driven to the 4585 level from the 4770 adit level.

•	Major upgrades to underground utilities have been completed including the upgrade and installation of ventilation systems, compressed air and water lines, communications systems, and electrical distribution and control systems.

•	Laterals have been driven into the Ogee ("OG") zone on the 4770, 4740, 4650 and 4600 levels and into the Otto zone at the 4690, 4640 and 4620 levels. A crosscut is currently being driven from the 4620 level to access the Range Front zone.

•	Top-cuts have been completed in the 4650 and 4740 OG stopes and the first undercuts are being successfully mined using underhand cut and fill methods.

•	2012 ore production during development totals approximately 7,860 tons, containing approximately 2,370 ounces of gold.

•	Boart-Longyear started underground RC drilling for stope delineation in early October and has been operating continuously under a long-term contract.

•	A CRF plant has been built for use in backfilling ore mining areas.

•	A mobile crushing plant was purchased and is used to crush aggregate for CRF.

•	Power lines have been extended to provide power to additional de-watering wells and the crusher-plant location. A second dewatering well was commissioned in September, and installation of a third well commenced in February 2013.

•	Construction of the assay lab was completed in the fourth quarter. The lab has been commissioned and the turnaround of assay results is improving.

•	The construction of a lined, ore stockpile area has been completed and is in operation.

•	Two ore shipments totaling 4,957 tons were made to the Newmont’s Twin Creeks oxide mill in 2012. Total revenue from gold sales of $1.4 million was credited against development cost. Oxide ore mill recovery averaged 91 percent.
•	Additions to staff and personnel are ongoing to support increased levels of operations and mine development. Simultaneously, DMC Mining Services, the underground mining contractor is also increasing its personnel levels and equipment fleet.

ATNA RESOURCES LTD. MANAGEMENT'S DISCUSSION AND ANALYSIS For the Year Ended December 31, 2012

Mine development statistics for 2012 are shown in the following table.

	Fourth	Third	Second	First
Production Statistic	Quarter 2012	Quarter 2012	Quarter 2012	Quarter 2012	Total
Oxide tons	3,027	454	340	1,413	5,234
Oxide grade (opt)	0.215	0.455	0.381	0.333	0.278
Oxide ore ounces	650	207	130	471	1,457
Sulfide tons	1,160	1,468	-	-	2,628
Sulfide grade (opt)	0.353	0.341	-	-	0.346
Sulfide ore ounces	409	501	-	-	910
Total gold ounces mined	1,059	707	130	471	2,366

Payable oxide ounces	438	-	375	-	813
Payable sulfide ounces	-	-	-	-	-
Payable ounces sold	438	-	375	-	813

Escapeway (feet)	-	247	765	61	1,073
Spiral (feet)	450	366	-	-	816
Lateral Development (ft)	444	428	-	-	872
Total Development (ft)	894	1,041	765	61	2,761

Active stope areas	2	2	bulk sample	bulk sample
Stopes under devel.	3	2	-	-

In order to achieve ore production rates and the appropriate number of ore stopes, capital development activities will continue to be prioritized. The two main areas of focus include the Pinson Spiral and the Range Front lateral drive. The Pinson Spiral is located adjacent to the Ogee ore zone which is the current production area.  Ground conditions are generally very good but some water has been encountered which decreased advance rates. A dewatering plan is currently being designed to address any possible inflow situation.  The Range Front lateral began in late January and heads through numerous faults and structural features. Advance rates have been slower through this ground and extra care is needed to maintain a long term drift for primary haulage. This drive will access additional reserve blocks for production in the second half of 2013.

The placement of CRF into the top-cuts of two ore stoping areas commenced during the fourth quarter with satisfactory results and undercut mining, beneath CRF commenced in the first quarter 2013, also with satisfactory results. Operations were impacted in late December and early January by extremely cold weather, before the plants could be fully winterized. These weather related issues caused freezing of pipes and prevented the mixing of CRF, which slowed the initial ramp-up of operations and resulted in lower than anticipated mine development rates and ore mining during the first quarter of 2013. Ore production rates at Pinson are expected to increase now that underhand stoping activities have been established. The Company’s goal for 2013 is to end the year with a total of nine to twelve operating ore stopes, with additional stopes being continuously developed to replace depleting stopes. Together with underground truck haulage, the Company believes this number of working faces can achieve a daily production rate in the 750 to 1,000 ton per day range. Ore production is expected to increase throughout 2013 as additional ore stopes are developed. Based on current forecasts, Pinson is expected to produce between 50,000 and 57,000 ounces of gold in 2013 at a projected cash cost of between $900 to $950 per ounce, inclusive of contract mining services, equipment rentals, third-party processing costs, transportation of ore to third-party processors, all royalties and severance taxes. The majority of this production is expected to occur in the second half of 2013. Total production cost including sustaining capital and depreciation is projected to be between $1,025 and $1,180 per ounce.

ATNA RESOURCES LTD. MANAGEMENT'S DISCUSSION AND ANALYSIS For the Year Ended December 31, 2012

An intended focus of work at Pinson in 2013 is development of ore grade control systems in an effort to maximize revenues earned under Pinson's third party processing agreements. Additional focus is being placed on gaining a stronger understanding of ground control requirements, development of data for validation of reserve models, and stope sequencing and development planning as additional working faces are added. These actions are important to success at Pinson.

On February 5th, 2013, Pinson's application for modification to its Mine Water Pollution Control Permit became effective. This permit approval authorizes Atna to construct and operate the Pinson Mine and to extract by underground mining up to 400,000 tons of ore per year for offsite processing. The modification replaces the former Pinson Exploration Project permit which allowed the mining of up to 36,500 tons of ore per year.

On July 20, 2012, the Company received Notice of Approval of the Class II Air Quality Operating Permit from the Nevada Division of Environmental Protection (“NDEP”). This permit covers the operation of an ore-crushing facility, a crusher facility for aggregate for backfill, a shotcrete plant, a backfill plant and an assay laboratory.

Associated with the existing permits is approximately $2.0 million in reclamation bonding. Atna provided the State of Nevada with approximately $0.8 million of this bonding to date and expects to provide the balance of approximately $1.2 million in 2013 when the State and Federal agencies complete their reviews of the bonding requirement.

Gustavson Associates, LLC, an independent engineering firm, completed the “NI 43-101 Technical Report, Pinson Project, Humboldt County, Nevada” dated May 30, 2012 with an effective date of May 18, 2012 (the “Pinson Report”) prepared by William J. Crowl, R.G., MMSA SME-RM, and Donald E. Hulse, P.E. each a qualified person as defined in NI 43-101 for the Pinson Underground Gold Mine. The Pinson Report demonstrates that Pinson is an economically attractive gold mining project. The Pinson Report includes Mineral Resource and Mineral Reserve estimates, mining and processing plans, detailed project economics and sensitivity analyses. The Pinson Report envisions a six-year life after the 2012 development period to recover approximately 550,000 ounces of gold at an average rate of approximately 90,000 ounces per year from current Proven and Probable Mineral Reserves. This projection does not include possible conversion of Inferred Mineral Resource into Mineral Reserve or any additional contribution from the adjacent potential open pit project.

Project economics from the Pinson Report at varying gold prices are demonstrated in the following table.

Gold Price		$1,300	$1,500	$1,700
IRR		103%	171%	239%
NPV 10% (Million)	(Million)	$72	$129	$185
Payback (Years)	(Years)	2.2	1.6	1.4
Cash Operating Cost (C1)*	($/oz)	829	829	829
Total Cash Cost (C2) *	($/oz)	935	972	1,010
Full Cost (C3)*	($/oz)	1,067	1,104	1,142

*Gold Institute Cost Standards:

C1: Total direct costs of production

C2: C1 plus royalty payments and Nevada severance tax

C3: C2 plus depletion, depreciation, and the amortization of capital costs

ATNA RESOURCES LTD. MANAGEMENT'S DISCUSSION AND ANALYSIS For the Year Ended December 31, 2012

DEVELOPMENT PROPERTIES

Pinson Open Pit Project, Nevada

The Pinson mine had previously operated as an open-pit mine with gold produced from oxide ores through heap-leach and oxide mill recovery. Between 2004 and 2011, the Pinson joint venture conducted substantial drilling from surface in and around the existing open pits providing new information and expanding the mineral resource base in and around the old pits. The Company evaluated this potential, which resulted in the development of a substantial measured and indicated mineral resource containing 981,700 gold ounces that the Company believes to be amenable to open-pit mining and heap-leach gold recovery. This resource is adjacent to but separate from the underground resource.

The Company has initiated a feasibility study to determine the economic feasibility of developing the section 33 pit, which resides on private property. Engineering work on this project commenced in January 2013. A second goal of this study is to develop information needed to produce a Mine Plan of Operations to be submitted to the NDEP to commence the permitting process. This project is currently unpermitted and will be subject to the permitting process prior to the commencement of mining.

A metallurgical-sample drilling program in the Mag open pit was completed in May, 2012. A total of four PQ core holes were drilled totaling 2,086 feet to acquire samples for column leach testing of the potential open-pit, heap-leach gold resources in the Mag pit. Column leach testing was the focus of the metallurgical work with attention to crush-size optimization, gold recovery optimization, evaluation of reagent costs, and the evaluation of any recovery issues associated with carbon or gold encapsulation. Drill cores from this program were delivered to a reputable third-party lab, and assaying and setting-up the test programs continues in 2013. Initial bottle roll test work has been completed and the data from this work is being utilized to design column leach test parameters.

Reward Mine, Nevada

Reward is located on approximately 2,214 acres in southwestern Nye County, Nevada, about 5.5 miles south-southeast of the town of Beatty. Access is gained via state highway 95 to the site access road turnoff followed by a two-mile gravel access road. The Company holds eight placer claims and 14 unpatented lode claims under four mining leases, which expire in 2024 and 2025. The Company also owns 99 unpatented claims and six patented claims. The leases and patented claims each carry a 3 percent NSR royalty. No modern commercial mining activities have been undertaken previously at Reward; it is a ‘green-field’ project which the Company believes it can develop with a comparatively, low capital investment relative to many other properties.

Upon completion of the planned construction activities, Reward will be a conventional open-pit mining operation with ore crushing and heap-leach gold recovery. Mining operations at Reward will utilize conventional 100-ton open pit trucks and 15-yard loaders. Mined ore will be crushed to minus 3/8 inch and placed on a lined pad for leaching and gold recovery. Target gold recovery is 80 percent for the project. Process solutions will be captured in solution tanks and circulated through activated carbon to capture entrained gold. A recent trade-off study recommends the processing of loaded carbon at Reward versus transport for processing at either Briggs in Inyo County, California, or at a third party processing facility.

In July 2012, the Company announced the results of a the “NI 43-101 Technical Report, Reward Gold Project, Nye County, Nevada” dated June 29, 2012 with an effective date of December 31, 2011 (the “Reward Report”) prepared by Fred Barnard, PhD, AIPG-CM, Greg Chlumsky, MMSA, Michael J. Read, SME-RM, Matthew P. Reilly, P.E. and Robert L. Sandefur, P.E. of Chlumsky, Armbrust & Meyer LLC, an independent engineering firm. Each of the foregoing persons is an independent qualified person in accordance with NI 43-101. Atna contracted with Chlumsky, Armbrust, & Meyer LLC of Lakewood, Colorado, to prepare the Reward Report in order to consolidate information in relation to the mineral resource estimate, mineral reserve estimate and update the feasibility information for Reward. Projected project economics at varying gold prices are shown in the following table.

ATNA RESOURCES LTD. MANAGEMENT'S DISCUSSION AND ANALYSIS For the Year Ended December 31, 2012

Gold Price	$1,200	$1,300	$1,400	$1,500	$1,600

Cash Flow (US $Million)	$75.0	$94.6	$114.2	$133.8	$153.5
NPV @5% (US $Million)	$52.8	$68.6	$84.4	$100.2	$116.0
IRR	38.4%	48.0%	57.5%	66.9%	76.1%
Payback (Years)	2.6	2.2	2.1	2.0	1.9

C2-Cash Cost* (US $/oz)	$569	$576	$584	$592	$600
C3-Full Cost** (US$/oz)	$847	$855	$863	$871	$878

* C2 cash cost includes all direct operating costs, royalties and severance taxes

** C3, full cost, includes C2 costs plus capital cost recovery

Reward Report Highlights (M=million)

Mine Production Rate: 6,500 ore tons per day

Mine Life: seven years

Average Gold Recovery: 80% (60% in first two months)

Crush Size: 80% passing 1/2 inch

Life of Mine Strip Ratio: 3.1:1 (waste: ore)

Initial Capital Cost: $34.5M (including $5.5M in capital leases and $2.2M in contingency)

Phase 2 Expansion Capital: $6.9M (including $1.2M bond collateral)

Underlying NSR royalty: 3.0%

Average Annual Gold Production: 35,000 ounces

Planned start-up capital costs total $34.5 million for crushing and process plants, facilities and infrastructure, mobile mining fleet, capitalized stripping and funding of surety bonds; however this is likely to increase by the time the development occurs. Offsite infrastructure development requirements for the project have been completed. The production water well, wildlife exclusion fencing, electrical power lines, and road improvements were completed in 2011. Capital expended at Reward in 2012 totaled $0.1 million. Reward’s carrying cost as of December 31, 2012 was $10.8 million, net of accumulated depreciation.

Phase 1 development bonds have been posted and substantially all permits required for mine development and operating activities have been received. During 2009, work was completed on an Environmental Assessment for Reward. The US Bureau of Land Management signed the Record of Decision and Finding of No Significant Impact to approve development of Reward in August 2009. In January 2010, the Nevada Division of Environmental Protection issued a Reclamation Permit that became effective February 7, 2010. This permit, subject to the placement of a total of $5.9 million in reclamation bonds, will allow Atna to construct the Reward Mine. Approximately $0.9 million of the bonding is in place, and the balance is expected to be placed prior to commencing final construction. Reclamation bonds may be subject to inflation and other adjustments. Other major permits, including the Class II Air Quality Operating Permit, Water Pollution Control Permit, and a Permit to Change Point of Diversion, Manner of Use and Place of Use of The Public Waters, have also been issued by the State of Nevada.

The Company expects to commence construction of the Reward mine once Pinson has achieved positive cash flow and the cash generated from both Briggs and Pinson has first been used to strengthen Atna's balance sheet. This strategy will provide the opportunity for funding the sequential development of Reward in a measured and controlled manner. Once commenced, a nine-month construction period is anticipated; with gold production commencing three months after construction is completed.

ATNA RESOURCES LTD. MANAGEMENT'S DISCUSSION AND ANALYSIS For the Year Ended December 31, 2012

Current reserve estimates are based on estimated future costs and the prior three-year average gold price of $1,490 as of December 31, 2012, supported by an NI 43-101 compliant report dated 29 June 2012. Reserves assume an 80 percent processing recovery rate based on metallurgical test results. The Reward operation is expected to produce approximately 215,000 ounces of recovered gold over a seven-year mine life. The life of mine waste-to-ore strip ratio is expected to be 2.9.

Gold mineralization at Reward is controlled principally by the Good Hope fault zone; a sheeted, steeply dipping, north-south-trending quartz-vein zone. Adjacent to the Good Hope fault, the phyllitic quartzite, siltstone, and shales dip moderately to the east (45 degrees) and are host to more disseminated gold mineralization associated with narrow iron oxide veinlets (after pyrite) and minor quartz veining. The Reward gold deposit has been sampled by 339 holes totaling more than 125,000 feet drilled by a number of mining entities over the past 15 years including the Company. Gold mineralization has been encountered over a strike length of more than 2,400 feet and to a depth of 700 feet along the Reward structure. The width of mineralization within the structural zone ranges from a few feet to up to 200 feet and the bedded zones along the southeastern flank of the main Reward deposit attains thicknesses in excess of 300 feet. Mineralization in the Good Hope structure and the bedded zones along the southeastern margins of the deposit remains open at depth and along strike to the south. To date, other than exploration and development drilling, no mining operations have been conducted at Reward.

During the first quarter of 2013, the Company began a limited exploration and development drill program to continue to evaluate the southern and southeastern margins of the main Reward gold deposit. This drilling continues to find extensions of the known zones of mineralization, but the drill-hole penetrations are not sufficiently dense to produce expansions of either the reserves or resources at the current time. Additional drilling will be required to move these promising extensions into either reserves or resources, although the Company provides no assurances that such reclassification can or will be achieved. Gold resources at Reward therefore have not been updated since the Reward Report dated June 29, 2012 with an effective date of December 31, 2011.

Detailed Drill Results – Q1-2013 Drill Program

	From-feet (meters)	To-feet (meters)	Length-feet (meters)	*True Thickness-feet (meters)	ounces/ton Au (grams/tonne Au)
RW13-039 (Azimuth 0, Angle -90)
	225 (68.6)	310 (94.5)	85 (25.9)	36 (11.0)	0.016 (0.54)
RW13-040 (Azimuth 0, Angle -90)
	420 (128.0)	505 (153.9)	85 (25.9)	61 (18.6)	0.017 (0.57)
RW13-041 (Azimuth 0, Angle -90)
	75 (22.9)	100 (30.5)	25 (7.6)	20 (6.1)	0.028 (0.95)
	245 (74.7)	255 (77.7)	10 (3.0)	8 (2.4)	0.014 (0.43)
RW13-044 (Azimuth 0, Angle -90)
	130 (39.6)	310 (94.5)	180 (54.9)	175 (53.3)	0.022 (0.74)
including	215 (65.5)	310 (94.5)	95 (29.0)	83 (25.3)	0.029 (0.98)
RW13-046 (Azimuth 0, Angle -90)
	340 (103.6)	355 (108.2)	15 (4.6)	14 (4.3)	0.024 (0.81)
	395 (120.4)	740 (225.6)	345 (105.2)	320 (97.5)	0.022 (0.76)
including	400 (121.9)	420 (128.0)	20 (6.1)	18.5 (5.6)	0.059 (2.02)
including	570 (173.7)	670 (204.2)	100 (30.5)	93 (28.3)	0.030 (1.01)
RW13-048 (Azimuth 0, Angle -90)
	345 (105.2)	530 (161.5)	185 (56.4)	170.5 (52.0)	0.025 (0.84)

* True thickness is an estimated value based upon interpreted strike and dip of the mineralized zone and drill hole intercept orientation through the mineralization. The actual thickness may be less than or greater than the estimated value given in the table if geologic interpretation changes with increased drill hole density.

ATNA RESOURCES LTD. MANAGEMENT'S DISCUSSION AND ANALYSIS For the Year Ended December 31, 2012

Columbia Project, Montana

The Company wholly-owns or leases 24 patented and 162 unpatented mining claims at Columbia, which is located approximately seven miles east of Lincoln and 45 miles northwest of Helena, in Lewis and Clark County, Montana. Total acreage is 3,697 acres. Access to the properties is by dirt roads from a paved highway that crosses near the property. The patented claims are subject to NSR royalties that range from zero to six percent. Columbia is a ‘green-field’ site, subject only to minor historic mining, and not previously having operated as a commercial modern mine.

The Company engaged Gustavson Associates, LLC, an independent engineering to complete the “NI 43-101 Technical Report and Preliminary Assessment on the Columbia Project, Lewis and Clark County, Montana” dated June 2, 2010 (the “Columbia PEA”) prepared by William J. Crowl R.G., MMSA SME-RM, Donald Hulse P.E., and Richard Moritz, MMSA of Gustavson Associates, LLC. Each of the foregoing persons is an independent qualified person in accordance with NI 43-101. Results of the Columbia PEA demonstrate that the project may have favorable development potential. The preliminary assessment includes inferred mineral resources within the pit boundary that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the preliminary assessment estimates will be realized. Additional studies are required to fully demonstrate the future economic feasibility of the project. This work however justifies moving ahead with a feasibility level study to further define the economics of the project which may potentially justify commencing the permitting process.

The Columbia resource estimate is based on 337 drill holes totaling 147,000 feet of drilling and 12,500 feet of surface trenching in 78 trenches carried out between 1989 and 1993. Bulk sampling, development studies, metallurgical testing, and environmental baseline studies were conducted during the same time period. The deposit remains open for possible extension both along strike and to depth.

The Columbia mineral resource estimate is summarized in the following table utilizing a cut-off gold grade of 0.02 oz/ton, which is calculated utilizing operating cost and expected recovery parameters as developed in the Columbia PEA with supporting metallurgical test work.

	Tons	Gold	Contained	Silver	Contained
Category	(X1,000)	(oz/ton)	Gold Ozs	(oz/ton)	Silver Ozs
Measured	5,370	0.047	254,400	0.155	831,100
Indicated	11,294	0.043	487,300	0.116	1,304,400

Measured and Indicated	16,664	0.045	741,700	0.128	2,135,500

Inferred	10,705	0.042	453,600	0.097	1,035,800

Columbia PEA Highlights:

•	Projected average annual production of approximately 70,000 ounces of gold and 96,000 ounces of silver over a nine-year mine life at an estimated cash cost of $639 per ounce of gold, net of by-product credits.
•	Pre-tax discounted net present value at $1,025 per ounce of gold and $16.60 per ounce of silver of $111.5 million at discount rate of five percent, yielding an internal rate of return of 27 percent.
•	Estimated capital expenditures of $72.2 million and a payback of 3.3 years.

The economic results of the Columbia PEA are dated, having been prepared in 2010, and both capital and operating costs are subject to change due to inflation of costs over time. The Columbia PEA contemplates a conventional open pit truck/loader mining operation with sequential pit waste backfill and a conventional 5,000 ton per day gravity and flotation mill to produce both doré and a gold and silver concentrate. Concentrates would be sold to third party processing facilities. The initial design seeks to minimize environmental impact by incorporating dry tailings for pit backfill versus a conventional wet tailings dam.

ATNA RESOURCES LTD. MANAGEMENT'S DISCUSSION AND ANALYSIS For the Year Ended December 31, 2012

The Columbia PEA developed a number of recommendations for future work. These include:

•	Additional metallurgical sampling to adequately test the various parts of the resource sufficiently to refine the process flow and complete a plant design.
•	Additional drilling to confirm the resource and upgrade the ore classification of the Donnely South area.
•	An evaluation of the permitting requirements of the project.
•	A geotechnical study to optimize pit slope angles and confirm waste dump stability and design.
•	Feasibility and project optimization studies.

A second round of metallurgical test work was completed in February 2012. This work was focused on optimizing flotation gold recovery and characterizing gold concentrate grade and quality. This program focused on utilizing conventional gravity and flotation gold recovery methods to produce concentrate products. Both rougher and cleaner floatation circuits were utilized. Reverse circulation reject samples were composited to create representative oxide mineral samples for testing. Overall recovery was approximately 88 percent for gold and 50 percent for silver. Cleaner flotation upgraded the flotation concentrate to the range of 39 ounces per ton of gold and 125 ounces of silver. Cyanide leach test on flotation concentrate produced a gold recovery of 98 percent and a silver recovery of 96 percent, indicating a high level of oxidation.

During the Third Quarter 2012, the Company completed seven reverse circulation rotary holes drilled to obtain metallurgical samples for additional process optimization studies. Total footage drilled was 3,468 feet (1,057 m). Holes in this program were drilled down the structural zones to obtain large quantities of mineralized sample material and the intercept lengths do not represent true thicknesses. The long, down-structure intercepts provide strong support for the down-dip continuity of the gold and silver grades in both the Columbia and Donnely vein systems and provide additional support for the resource estimate detailed in the Columbia PEA.

All of the holes drilled in this program encountered mineralized intercepts over potentially minable intervals along the strike and down the dip of the Columbia and Donnely vein systems. Additional metallurgical test work will be conducted utilizing samples from this drilling program to further support the currently selected flotation and gravity gold recovery process. Atna's goal is to continue to develop base data to support the completion over the next year of a Mine Plan of Operations as a basis to commence the permitting process at Columbia if supported by the data.

ATNA RESOURCES LTD. MANAGEMENT'S DISCUSSION AND ANALYSIS For the Year Ended December 31, 2012

Detailed Drill Results:

Drill Hole	From-feet (meters)	To-feet (meters)	Length-feet (meters)	oz/ton Au (grams/tonne Au)	oz/ton Ag (grams/tonne Ag)
COL12-001	0 (0)	190 (57.9)	190 (57.9)	0.067 (2.3)	0.423 (14.5)
including	15 (4.6)	95 (29.0)	80 (24.4)	0.123 (4.2)	0.807 (27.7)
	220 (67.1)	240 (73.1)	20 (6.1)	0.014 (0.5)	0.091 (3.1)
	410 (125.0)	435 (132.6)	25 (7.6)	0.020 (0.7)	0.066 (2.3)
COL12-002	0 (0)	305 (93.0)	305 (93.0)	0.074 (2.5)	0.619 (21.2)
including	50 (15.2)	90 (27.4)	40 (12.2)	0.173 (5.9)	0.195 (6.7)
including	145 (44.2)	160 (48.8)	15 (4.6)	0.131 (4.5)	0.253 (8.7)
including	205 (62.5)	250 (76.2)	45 (13.7)	0.201 (6.9)	2.847 (97.6)
	335 (102.1)	500 (152.4)	165 (50.3)	0.029 (1.0)	0.259 (8.9)
COL12-003	140 (42.7)	310 (94.5)	170 (51.8)	0.084 (2.9)	0.340 (11.7)
including	185 (56.4)	210 (64.0)	20 (6.1)	0.205 (7.0)	1.392 (47.7)
including	255 (77.7)	300 (91.4)	45 (13.7)	0.135 (4.6)	0.271 (9.3)
	350 (106.7)	435 (132.6)	85 (25.9)	0.024 (0.8)	0.039 (1.3)
	450 (137.2)	485 (147.8)	35 (10.7)	0.011 (0.4)	0.024 (0.8)
	495 (150.9)	630 (192.0)	135 (41.1)	0.039 (1.3)	0.130 (4.5)
COL12-004	115 (35.1)	205 (62.5)	90 (27.4)	0.033 (1.1)	0.146 (5.0)
	290 (88.4)	320 (97.5)	30 (9.1)	0.028 (1.0)	0.109 (3.7)
COL12-005	65 (19.8)	520 (158.5)	455 (138.7)	0.033 (1.1)	0.103 (3.5)
including	325 (99.1)	360 (109.7)	35 (10.7)	0.059 (2.0)	0.087 (3.0)
including	385 (117.3)	520 (158.5)	135 (41.1)	0.061 (2.1)	0.191 (6.5)
COL12-006	35 (10.7)	70 (21.3)	35 (10.7)	0.035 (1.2)	0.165 (5.7)
	95 (29.0)	125 (38.1)	30 (9.1)	0.023 (0.8)	0.034 (1.2)
	150 (45.7)	200 (61.0)	50 (15.2)	0.020 (0.7)	0.087 (3.0)
Hole lost in workings	235 (71.6)	288 (87.8)	53 (16.2)	0.020 (0.7)	0.244 (8.4)
COL12-017	340 (103.6)	400 (121.9)	60 (18.3)	0.014 (0.5)	0.373 (12.8)

* Intercept length may not represent true thicknesses of the mineralized body due to oblique intersection of the mineralized zone by the drill-hole.

In addition to drilling, the Company continues to gather environmental baseline data. Monitoring of water resources has been conducted at the Project since the 1990s and has yielded an extensive water quality database. The program was expanded in 2012 with the addition of eight groundwater piezometers and a geomorphic survey of stream reaches. The collected groundwater information will support evaluation of mine water issues such as water supply and dewatering needs. The geomorphic survey is the initial step in characterizing aquatic habitat in the area. The environmental program was also expanded to include terrestrial resources including wildlife, vegetation and wetlands. Monitoring included surveys for threatened, endangered, or sensitive species. These investigations will continue through the 2013 field season.

Gold mineralization at Columbia is considered a Tertiary-age, low-sulfidation, epithermal volcanic-hosted quartz-adularia vein system. Mineralization is associated with two high-angle fault zones which host the two principal vein and stockwork vein zones known as the Columbia and Donnely veins. The veins are exposed on the surface for over 7,000 feet (2,100 m) in a north-south direction and have been explored to a depth of over 500 feet (150 m) vertically. Gold and silver mineralization is accompanied by broad zones of argillic to propylitic alteration of the dominantly mafic volcanic flows which host the deposit.

ATNA RESOURCES LTD. MANAGEMENT'S DISCUSSION AND ANALYSIS For the Year Ended December 31, 2012

Columbia is not currently permitted for development. Management’s goal is to collect sufficient baseline data to commence a feasibility study and a “Mine Plan of Operations” in 2013. Submission of this work will initiate the formal, multi-year permitting process at Columbia. Columbia is located on patented and unpatented mining claims within a US National Forest. As with all mining projects, an environmental impact statement and permitting process must be completed before a mine can be developed on the property. There are no assurances that all needed permits will be issued, issued timely, or issued without onerous conditions.

Cecil R Project, California

Cecil R is located four miles north of Briggs. The Company completed an initial NI 43-101 compliant mineral resource estimate and technical report titled “NI 43-101 Technical Report Mineral Resource Estimate Cecil R Gold Deposit, Inyo County, California USA” dated March 2, 2010 (the “Cecil R Report”) prepared by Fred Barnard, PhD and Robert L. Sandefur, P.E. of Chlumsky, Armbrust & Meyer LLC. Each of the foregoing persons is an independent qualified person in accordance with NI 43-101. The following table displays the mineral resource estimate using a cutoff grade of 0.01 oz/ton. This cutoff grade is higher than the cutoff grade utilized at Briggs to account for potentially increased ore haulage costs at Cecil R.

	Tons	Gold	Contained
Category	(X1,000)	(oz/ton)	Ounces
Measured	858	0.024	20,800
Indicated	2,382	0.022	52,700

Measured and Indicated	3,240	0.023	73,500

Inferred	5,144	0.019	99,400

Work at Cecil R leading up to the NI 43-101 resource estimate included over 94 drill holes, surface geologic mapping, surface and underground sampling, and 3D geologic modeling. Gold mineralization at Cecil R is hosted by the same geologic unit which hosts the nearby Briggs gold deposit. The gently west dipping blanket-like zone of gold mineralization dips beneath Quaternary gravel cover and is distributed over an area 1,500 feet by 1,200 feet and has a thickness of 10 to 60 feet.

In late 2012, a scoping level economic study was commenced on the Cecil R project. This non-NI 43-101 compliant report produced positive results, and the Company believes this justifies continued work on the project. Additional work will be planned as financing becomes available. The Cecil R open-pit project may be required to comply with the California Backfill Regulation. However, certain California statutes and regulations recognize that under certain circumstances, existing permit areas may be extended to incorporate mining locations necessary for the continued operation or expansion of the existing operation without the backfilling requirement. Further study and legal review will be required to fully assess the impact of these regulations on the Cecil R project.

EXPLORATION PROPERTIES

Clover, Nevada

The Clover gold exploration property (“Clover”) is situated approximately 42 miles (67.5 kilometers) northeast of Winnemucca in Elko County, north-central Nevada, and consists of 365 unpatented lode claims covering approximately 2,000 acres (810 hectares). Access is via all-weather gravel roads off Nevada State Route 18 and accessed from Interstate 80 at the Golconda exit. Under an agreement dated March 11, 2003, the Company acquired a 100 percent interest in 22 claims on Clover, subject to a three percent NSR royalty. The Company optioned the property to Yamana Gold in November 2006. Yamana Gold has terminated its interest in the property and returned the project to the Company.

ATNA RESOURCES LTD. MANAGEMENT'S DISCUSSION AND ANALYSIS For the Year Ended December 31, 2012

The Company is currently in the process of transferring the existing Bureau of Land Management Plan of Operations permit from Yamana Gold. Yamana completed the required reclamation work to eliminate any future liability due to its exploration activities during Third Quarter 2012. After the permit is transferred to the Company, the Company will seek a new venture partner to carry out additional exploration at the property.

The Clover prospect is a low sulfidation epithermal, vein-hosted gold prospect situated along the northern margin of the Midas trough, on the southwest flank of the Snowstorm Mountains. The property is underlain by mid-Miocene aged, bi-modal volcanic rocks on the western margin of the Northern Nevada Rift.  These rocks are the stratigraphic equivalents to the units that host bonanza veins in the Midas district.

Sand Creek Uranium Joint Arrangement, Wyoming

In August 2006, the Company entered into the Sand Creek Uranium Project Exploration, Development and Mine Operating Agreement (the “Sand Creek Agreement”) with Uranium One Exploration USA Inc, (“Uranium One”) to form the Sand Creek Joint Venture (the “Sand Creek JV”) (This is a “joint operation” and not a “joint venture” as defined by IFRS.). The area of interest for the Sand Creek JV covers an area of approximately 92,000 acres, located east and south of Douglas, Wyoming. In June 2009, the Company entered into a supplemental agreement to the Sand Creek Agreement, which was amended in December 2012 (“the “Supplemental Agreement”). Under the Supplemental Agreement,, Uranium One assumed the role of project manager and may spend up to $1.6 million before June 30, 2013 to increase its interest in the project from 30 percent to 51 percent. As of December 31, 2012, Uranium One reports having spent $1.1 million of the $1.6 million, and having increased their interest to 39.3%. If Uranium One does not earn up to a 51 percent interest in Sand Creek JV, then the Company may assume the role of operator in the project. At termination or completion of the Supplemental Agreement, the Sand Creek Agreement will remain effective, and the parties’ operating interests will be set in proportion to the amount of their respective expenditures or the 51/49 percent stipulated interest, as applicable.

The Sand Creek JV area was identified by the Company and its former joint venture partners during a uranium exploration program in the early 1980s. Drilling during 1981 and 1982 in the program area consisted of 88 drill holes for approximately 69,000 feet. Within the program area, uranium drill-hole intercepts, as defined by down-hole gamma logging, identified the potential for multiple uranium roll-front-type uranium deposits. Uranium mineralization in the program area is hosted in the Chadron Formation, which is composed of sandstones, conglomerates, and red to green siltstones and claystones. The sandstones are lenticular in nature and average from five to 20 feet in thickness and occasionally range up to 45-feet in thickness. All of the claims are underlain by the uranium host rocks of the Chadron Formation.

In late 2006, a drilling program began in the western portion of the Sand Creek JV area and 14 holes were completed totaling 10,395 feet, which demonstrated the presence of “roll front” style uranium mineralization. A follow up drill program consisting of approximately 16 drill holes totaling 11,700 feet was completed in mid-2007. Three of the 16 holes intercepted significant grades. The drilling program consisted primarily of wide-spaced, reconnaissance style drilling with drill hole spacing of 500 to 1,000 feet.

During 2009, Uranium One completed 24 drill holes to an average depth of 755 feet and totaling 18,074 feet. Ten of the twenty-four holes drilled encountered encouraging uranium intercepts of greater than 0.25 foot-percent U3O8 with a highlight of 6 feet at 0.11 percent U3O8.

During 2011, Uranium One completed a total of 32 holes with 13 (41 percent) encountering grade-thickness values (GT’s) of greater than 0.25 percent U3O8 x feet thickness. The drilling program was designed to test the step-out and in-fill potential of the project’s roll front-style uranium mineralization. Uranium One is working to update its mapping of the uranium trend and associated resources by integrating the new drilling. The Company does not control the timing of future drilling operations under the terms of the Sand Creek Supplemental Agreement.

ATNA RESOURCES LTD. MANAGEMENT'S DISCUSSION AND ANALYSIS For the Year Ended December 31, 2012

Montana Mineral Rights

Atna owns approximately 0.9 million acres of mineral rights in western Montana. The fee mineral rights underlay surface rights owned by other parties. The lands and mineral rights are comprised primarily of lands assembled in the early 1900s by the former Anaconda Company for their timber and mineral potential. The lands occur in thirteen counties in the mountainous terrain west of the Continental Divide, with most of the lands being located within 50 miles east and west of Missoula, extending to the Idaho State line, and within 60 miles west of Kalispell in northwestern Montana. The mineral rights contain many known occurrences of mineral commodities including gold, silver, copper, barite and phosphate. The Company is in the process of subdividing this package for exploration joint venture or sale.

In February 2011, CR Montana Corporation, a wholly owned Company subsidiary, signed an agreement with the Montana Department of Fish, Wildlife & Parks to sell 29,488 acres of mineral rights in the Fish Creek State Park area for a price of $0.15 million to the State of Montana. The sale was completed November 29, 2012.

Blue Bird Prospect, Montana

The Company owns a 100 percent interest in 92 unpatented mining claims (the “Blue Bird Prospect”) in Granite County, Montana located approximately 40 road miles southwest of the town of Phillipsburg, Montana. The Blue Bird Prospect, which was acquired by the Company in January, 2013 by staking the BB II #1 through #6 claims, is located on a sedimentary-hosted copper-silver occurrence similar to the copper-gold mineralization at the Troy, Rock Creek and Montanore deposits located to the northwest in Lincoln County, Montana. Copper-silver mineralization is strataform and hosted by units of the Bonner Formation of the Precambrian Belt Super Group. Anaconda Corporation drill-tested the Blue Bird Prospect in the late-1970s and early-1980s and more recently General Minerals Corporation, which had an option on the property, tested the property. Historic Anaconda drill-hole intercepts include 19 feet grading 1.93 percent copper and 0.88 oz/ton silver. The Company is offering this property for joint venture.

Canadian Properties, Yukon and British Columbia

In April 2011, the Company entered into an agreement to option the Uduk Lake gold prospect in the Yukon to Canarc Resource Corporation (TSX:CCM). Under the option, Canarc can acquire 100 percent interest in the Uduk claims by making option payments of $750,000 over a four year period ending in April 2015 and granting the Company a two percent NSR production royalty. The Uduk claims are located in the Windfall Hills area, located 65 kilometers south of Burns Lake, Yukon.

In July 2011, the Company entered into option agreements to sell its Wolf, White Bull and Ecstall polymetallic exploration properties in the Yukon and British Columbia to Mindat Research, a private British Columbia Corporation. The White Bull claims were returned in 2012 and the claims lapsed in January of 2013.

The Wolf polymetallic prospect is located in the Pelly Mountains of southeastern Yukon. The property is currently held as a joint venture with the Company controlling 65.6 percent and Yukon Nevada Gold Corporation (TSX:YNG) controlling 34.4 percent. Mindat will make option payments totaling $1.4 million over the four years ending in June 2015 that will be split by the venture partners according to their respective interests. The venture partners will also retain a 2.0 percent NSR position that will be allocated to their respective accounts. Mindat is current on its option payments for Wolf.

ATNA RESOURCES LTD. MANAGEMENT'S DISCUSSION AND ANALYSIS For the Year Ended December 31, 2012

The Ecstall polymetallic prospect is located in the Skeena Mining District of British Columbia. Atna expects to receive $0.6 million in payments over the four years ending June 2016 and additionally shall retain a NSR of between 0.5 percent and one percent depending on underlying royalty structures. Mindat is current on its option payments.

ROYALTY INTERESTS

Atna controls a number of NSR royalty interests on properties in both North and South America. These royalties are the result of property sales and property option exercises. The summary list is shown below:

Property	Location	Operator	Atna NSR	Metal
Ty	Yukon, Canada	Pacific Bay Minerals	1.00%	Pb, Zn, Au, Ag
Adelaide	Nevada, USA	Wolfpack Gold	0.5% to 1.5%	Gold
Tuscarora	Nevada, USA	Wolfpack Gold	0.5% to 1.5%	Gold
Celeste	Chile, Region II	Coro Mining	0.50%	Copper
Atlanta	Nevada, USA	Meadow Bay	3.00%	Gold

RECLAMATION PROPERTY

Kendall, Montana

Kendall is located approximately 20 miles north of Lewistown, Montana, and is accessible by paved U.S. highway and graded dirt roads. Atna controls approximately 52 lots, fee lands and patented claims covering a total of 644 acres. Kendall was developed as an open-pit, heap-leach gold mine that operated from 1988 to its closure in 1995. Leaching of the remaining gold in the heap-leach pads continued through early 1998. Kendall produced approximately 302,000 ounces of gold and 136,000 ounces of silver from 1988 through 1998.  From 1998 to the present time, the Company has continued with closure activities, principally relating to collection, treatment and disposal of water contained in the process system and mine area and re-vegetation of waste rock dump surfaces.

The Kendall permit area covers approximately 1,040 acres of which approximately 448 acres are disturbed.  As of December 31, 2012, a total of 432 acres or approximately 97 percent of the disturbed mining area has been reclaimed. CR Kendall has approximately $2.3 million on deposit in an interest bearing account with the Montana Department of Environmental Quality (“MDEQ”) for reclamation at Kendall. A further $0.2 million surety bond is on deposit.

Kendall operated under permits issued by MDEQ and other regulatory agencies. The Company is negotiating details of final mine closure with the MDEQ, and the MDEQ has approved portions of the closure plan related to re-contouring, re-vegetation, drainage and heap dewatering, and heap closure, but discussions concerning long-term water handling continue. In February 2002, the MDEQ issued a decision that a comprehensive EIS is needed to study final closure approval at Kendall. The MDEQ has not completed this EIS. In 2006, Kendall was given approval to commence leach pad capping operations and a bentonite enhanced basal layer was placed on all leach pads. Contouring and placement of top soil on all disturbed areas at Kendall, with the exception of the leach pad areas, was substantially completed by the end of 2008. In 2011, Kendall received permission from the MDEQ to place the final topsoil cover on the leach pads. The Company posted a $0.2 million surety bond with the MDEQ for this capping project in Second Quarter 2012. Soil placement was completed in September 2012 and seed is currently being placed to provide final vegetative cover. The Company believes that with completion of this cover, reclamation earthwork at the site will be substantially complete. Water management and treatment at the site will be continued for the foreseeable future. Since mine closure in 1996, approximately $14.9 million has been expended on closure and reclamation activities at Kendall.

ATNA RESOURCES LTD. MANAGEMENT'S DISCUSSION AND ANALYSIS For the Year Ended December 31, 2012

In April 2012, Kendall entered into an agreement with the MDEQ, whereby Atna agreed to provide financial support to complete the final EIS closure study. As part of this agreement, Kendall submitted on July 25, 2012 an application to the MDEQ providing a final closure and reclamation plan for the Kendall mine site. The MDEQ has agreed to perform a completeness review of this plan supported by a closure EIS. The MDEQ is currently soliciting bids for its scope of work on the EIS. The EIS will be managed by the MDEQ in consultation with Kendall. Any costs in excess of the EIS project budget will be shared equally between CRK and the MDEQ.

As reclamation objectives at Kendall are achieved, parcels of land are being made available for purchase to the general public. In 2011, Kendall completed sales of 304.8 acres of reclaimed land in three parcels. This is in addition to 58.4 acres which were donated to the Montana Council of the Boy Scouts of America in late 2010. Kendall retains the water rights associated with the sold parcels as well as right-of-access to conduct environmental monitoring and additional reclamation, if required.

Regulatory agencies must give final approval to all closure measures and be satisfied that the mine has met all reclamation requirements.  There is no assurance of agency satisfaction with mine closure. Kendall uses internal and external technical and legal experts to monitor and ensure environmental compliance. Atna believes the operation is currently in material compliance with all environmental and safety regulations.

Summary of Mineral Reserves and Resources

The mineral reserve and resource figures below are estimates, subject to forward-looking-statement limitations. All reserve and resource figures are considered current as of reported dates indicated in the footnotes to the tables. The scientific and technical information about the Company’s mineral properties contained in this Report has been prepared under the supervision of, reviewed by and approved by William Stanley, a Registered Member of the Society for Mining, Metallurgy and Exploration, a Licensed Geologist, and the Company's Vice President Exploration, and Daniel Saint Don, a Professional Engineer in the province of Ontario and the Company’s Vice President and Chief Operating Officer, both “qualified persons” as that term is defined in NI 43-101.

The mineral resources reported below, other than those declared as proven and probable mineral reserves, have no demonstrated economic viability at this time. The quantity and grade of reported inferred resources in these estimations are based on limited information and should be considered conceptual in nature. It is uncertain if further exploration will result in discovery of a measured or indicated mineral resource within those areas classified as inferred.

Cautionary Note to US Investors concerning estimates of Measured and Indicated Resources: This section uses the terms “measured” and “indicated” mineral resources. The Company advises US investors that while those terms are recognized and required by Canadian regulations, the US Securities and Exchange Commission (the “SEC”) does not recognize them. US investors are cautioned not to assume that any part or all of mineral resources in these categories will ever be converted into reserves.

Cautionary Note to US Investors concerning estimates of Inferred Resources: This section uses the term “inferred” mineral resources. The Company advises US investors that while this term is recognized and required by Canadian regulations, the SEC does not recognize it. “Inferred” mineral resources have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. US investors are cautioned not to assume that part or all of an inferred resource exist, or is economically or legally minable.

ATNA RESOURCES LTD. MANAGEMENT'S DISCUSSION AND ANALYSIS For the Year Ended December 31, 2012

Gold Mineral Reserves - Proven and Probable (1, 2, 3)

Category	Tons (x 1,000)	Au (oz/ton)	Contained Ounces
Briggs (1) – 100% Atna
Proven	4,536	0.020	89,281
Probable	4,753	0.020	94,170

Briggs Reserves	9,290	0.020	183,451

Reward (2) – 100% Atna
Proven	3,810	0.024	91,602
Probable	8,536	0.021	177,645

Reward Reserves	12,347	0.022	269,248

Pinson Underground (3) – 100% Atna
Proven	1,003	0.366	367,736
Probable	736	0.373	274,500

Pinson Underground Reserves	1,739	0.369	642,236

Total Reserves	23,376	0.047	1,094,935

(1)	Briggs mineral reserve summary is based on a 0.007 oz/ton incremental leach cut-off grade calculated using $1,490 per ounce gold supported by the report titled “2012 NI 43-101 Technical Report on the Briggs Mine, Inyo County, California” dated May 29, 2012 with an effective date of March 26, 2012 (the “Briggs Report”) prepared by Alan C. Noble, P.E. of Ore Reserves Engineering, Michael J. Read, SME-RM of Chlumsky, Armbrust & Meyer LLC, William R. Stanley, SME-RM, V.P. Exploration of the Company, and Douglas E. Stewart, P.E., V.P. and COO of the Company. Messrs. Noble and Read are independent qualified persons in accordance with NI 43-101 and Messrs. Stanley and Stewart are non-independent qualified persons in accordance with NI 43-101. The Briggs Report was filed on SEDAR on May 22, 2012. The mineral reserve has been updated and reconciled for mine production in 2012 and is current as of December 31, 2012.
(2)	Reward mineral reserve is current as of December 31, 2012, using a >$0.01 net incremental value and $1,490 per ounce gold price, is supported by the Reward Report filed on SEDAR on July 9, 2012.
(3)	Pinson Underground reserve is current as of December 31, 2012, reported using a $1,300 gold price and a cutoff grade of 0.2oz/ton and has been reconciled for mine development production in 2012, as supported by the Pinson Report filed on SEDAR on May 31, 2012.

ATNA RESOURCES LTD. MANAGEMENT'S DISCUSSION AND ANALYSIS For the Year Ended December 31, 2012

Gold Mineral Resources - Measured, Indicated and Inferred (1, 2, 3, 4, 5, and 6)

Category	Tons (x 1,000)	Au (oz/ton)	Contained Ounces
Measured
Briggs (1, 2)	10,358	0.021	214,522
Reward (1, 3)	4,692	0.023	106,400
Pinson Underground (1, 4)	1,611	0.355	572,636
Pinson Open Pit (4)	21,158	0.035	732,000
Columbia (5)	5,730	0.047	254,400
Cecil R (6)	858	0.024	20,800

Total Measured	44,407	0.042	1,900,758

Indicated
Briggs (1, 2)	20,293	0.019	383,700
Reward (1, 3)	13,363	0.019	256,200
Pinson Underground (1, 4)	1,301	0.383	498,000
Pinson Open Pit (4)	4,307	0.058	249,600
Columbia (5)	11,294	0.043	487,300
Cecil R (6)	2,382	0.022	52,700

Total Indicated	52,940	0.036	1,927,500

Measured and Indicated
Briggs ( 1, 2)	30,651	0.020	598,222
Reward (1, 3)	18,055	0.020	362,600
Pinson Underground (1, 4)	2,912	0.368	1,070,636
Pinson Open Pit (4)	25,466	0.039	981,700
Columbia (5)	16,664	0.045	741,700
Cecil R (6)	3,240	0.023	73,500

Total Measured and Indicated	96,988	0.039	3,828,358

Inferred
Briggs (2)	12,940	0.018	228,600
Reward (3)	4,757	0.014	65,600
Pinson Underground (4)	2,236	0.378	845,900
Pinson Open Pit (4)	824	0.034	28,300
Columbia (5)	10,705	0.042	453,600
Cecil R (6)	5,144	0.019	99,400

Total Inferred	36,606	0.047	1,721,400

ATNA RESOURCES LTD. MANAGEMENT'S DISCUSSION AND ANALYSIS For the Year Ended December 31, 2012

Silver Mineral Resources (Columbia)- Measured, Indicated and Inferred (5)

Category	Tons (x 1,000)	Ag (oz/ton)	Contained Ounces
Measured (5)	5,370	0.155	831,100
Indicated (5)	11,295	0.115	1,304,400
Total Measured and Indicated	16,665	0.128	2,135,500

Total Inferred (5)	10,705	0.097	1,035,000

(1)	Mineral Resources for Briggs, Reward and Pinson Underground include Proven and Probable Reserves
(2)	Briggs Report, dated May 29, 2012; 0.006 oz/ton gold cut-off, adjusted for 2012 production and other changes during production.
(3)	Reward Report, dated June 29, 2012; 0.006 oz/ton gold cut-off
(4)	Pinson Report, dated May 25, 2012; 0.20 oz/ton gold cut-off (Underground); 0.010 oz/ton gold cut-off (Open Pit)
(5)	Columbia PEA, dated June 2, 2010; 0.010 oz/ton gold cut-off.
(6)	Cecil R Report, dated March 2, 2010; using a 0.010 oz/ton gold cut-off.

Selected Annual Information

Following is selected annual information for the last three years ended December 31. The information is reported in USD, in accordance with IFRS, consistently applied.

Year ended	2012	2011	2010
Total revenues	$59,763,300	$51,755,400	$30,606,900
Net income (loss)	$6,886,000	$15,084,400	$(5,891,900)
Basic and diluted income (loss) per share	$0.05	$0.14	$(0.07)
Working capital	$6,429,000	$(4,726,500)	$11,734,800
Total assets	$160,184,700	$131,205,300	$83,206,100
Total non-current liabilities	$7,784,900	$13,049,200	$15,370,700
Total liabilities	$42,816,200	$44,413,700	$26,069,500
Total shareholders' equity	$117,368,500	$86,791,600	$57,136,600
Number of shares issued and outstanding	144,989,922	117,374,643	99,002,468

Total revenue and income before income taxes have trended up over the last three years as the Briggs mine ramped-up mining and production in 2010 and 2011 and increased output in 2012 and as gold prices have increased. 2011 net income includes a one-time $9.5 million deferred tax benefit, recognized principally in expectation of being able to use more of Atna’s past net operating losses in future years.

Working capital was shown as being negative at December 31, 2011, as the C$20 million obligation to Sprott was shown as a current liability, per IFRS, despite the term having been extended subsequent to year-end. The term of a remaining C$17.5 million balance was extended as a subsequent event in 2013, but per IFRS, the C$11.7 million now due in 2014 is shown as a current obligation as of December 31, 2012. Working capital increased in 2012 principally due to cash retained from the proceeds of a stock offering in September 2012 and due to increased in-process inventories at Briggs.

Total assets increased due principally to development expenditures at Pinson underground in 2012 and to the acquisition of the remaining 70% interest in Pinson and development at Briggs in 2011. Non-current liabilities have been decreasing through the scheduled retirement of the 2009 Gold Bonds and other long-term debt. Acquisitions and development in 2011 and 2012 have principally been financed by operating cash flows, increasing equity; receipts from a stock offering and the exercise of warrants and options; and the debt facility with Sprott.

ATNA RESOURCES LTD. MANAGEMENT'S DISCUSSION AND ANALYSIS For the Year Ended December 31, 2012

Summary of Quarterly Results

Following is selected quarterly financial information for the eight most recent quarters. The information is reported in USD, in accordance with IFRS, consistently applied.

Results for Quarter ended	Dec-12	Sep-12	Jun-12	Mar-12
Revenues, gold and by-product sales	$16,494,500	$14,236,800	$13,159,600	$15,872,400
Percent change from previous quarter	16%	8%	-17%	12%
Percent change from prior period	16%	-14%	12%	72%

Average gold price per ounce sold	$1,714	$1,647	$1,613	$1,683
Percent change from previous quarter	4%	2%	-4%	0%
Percent change from prior period	2%	-3%	6%	20%

Gold ounces sold	9,600	8,600	8,100	9,400
Percent change from previous quarter	12%	6%	-14%	12%
Percent change from prior period	14%	-11%	5%	42%

Cost of sales, excluding depreciation	$10,253,900	$8,988,700	$7,623,000	$8,620,000
Percent change from previous quarter	14%	18%	-12%	9%
Percent change from prior period	29%	0%	6%	45%

Cost of sales, excluding depreciation, per ounce sold	$1,068	$1,045	$941	$917
Percent change from previous quarter	2%	11%	3%	-3%
Percent change from prior period	13%	13%	1%	2%

Depreciation and amortization, cost of sales	$2,111,900	$1,960,200	$1,799,000	$2,224,000
Depreciation and amortization, cost of sales, per ounce sold	$220	$228	$222	$237

G&A, including depreciation	$1,688,000	$1,042,900	$1,083,300	$1,088,500
Exploration expense	$529,500	$783,800	$292,500	$127,500
Provision for site restoration

Interest expense	$(145,400)	$(298,100)	$(406,700)	$(474,600)
Realized and unrealized (loss) gain on derivatives	$367,300	$(841,100)	$282,900	$(562,700)
Other income (expense) not listed above	$(84,400)	$184,500	$(183,000)	$87,100

Income tax benefit (expense), net	$632,100	$228,300	$(52,200)	$(1,001,800)

Net income after income tax for the quarter	$2,288,000	$734,800	$2,002,800	$1,860,400
Basic income per share	$0.02	$0.01	$0.02	$0.02

ATNA RESOURCES LTD. MANAGEMENT'S DISCUSSION AND ANALYSIS For the Year Ended December 31, 2012

Results for Quarter ended	Dec-12	Sep-12	Jun-12	Mar-12
Revenues, gold and by-product sales	$16,494,500	$14,236,800	$13,159,600	$15,872,400
Percent change from previous quarter	16%	8%	-17%	12%
Percent change from prior period	16%	-14%	12%	72%

Average gold price per ounce sold	$1,714	$1,647	$1,613	$1,683
Percent change from previous quarter	4%	2%	-4%	0%
Percent change from prior period	2%	-3%	6%	20%

Gold ounces sold	9,600	8,600	8,100	9,400
Percent change from previous quarter	12%	6%	-14%	12%
Percent change from prior period	14%	-11%	5%	42%

Cost of sales, excluding depreciation	$10,253,900	$8,988,700	$7,623,000	$8,620,000
Percent change from previous quarter	14%	18%	-12%	9%
Percent change from prior period	29%	0%	6%	45%

Cost of sales, excluding depreciation, per ounce sold	$1,068	$1,045	$941	$917
Percent change from previous quarter	2%	11%	3%	-3%
Percent change from prior period	13%	13%	1%	2%

Depreciation and amortization, cost of sales	$2,111,900	$1,960,200	$1,799,000	$2,224,000
Depreciation and amortization, cost of sales, per ounce sold	$220	$228	$222	$237

G&A, including depreciation	$1,688,000	$1,042,900	$1,083,300	$1,088,500
Exploration expense	$529,500	$783,800	$292,500	$127,500
Provision for site restoration

Interest expense	$(145,400)	$(298,100)	$(406,700)	$(474,600)
Realized and unrealized (loss) gain on derivatives	$367,300	$(841,100)	$282,900	$(562,700)
Other income (expense) not listed above	$(84,400)	$184,500	$(183,000)	$87,100

Income tax benefit (expense), net	$632,100	$228,300	$(52,200)	$(1,001,800)

Net income after income tax for the quarter	$2,288,000	$734,800	$2,002,800	$1,860,400
Basic income per share	$0.02	$0.01	$0.02	$0.02

The Company’s financial results are not significantly impacted by seasonality. Quarterly expenses and income vary depending on the volume of ore mined and processed; ore grades; stripping ratios; labor, diesel, chemical, tire, and maintenance costs; realized and unrealized gains and losses on derivatives; gains or losses on the sale of investments and disposals of properties; and other factors.

Gold price trends indicated above reflect global market conditions. Gold prices have averaged between $1,613 and $1,714 per ounce in each of the last six quarters.

ATNA RESOURCES LTD. MANAGEMENT'S DISCUSSION AND ANALYSIS For the Year Ended December 31, 2012

Volumes sold relate directly to operating capacity and production. The trend of increasing volumes by quarter in 2011 reflects completion of the ramp-up phase at Briggs with increased productive capacity added through capital additions and additional shifts. In the last four quarters, Briggs has sold between 8,100 and 9,600 ounces per quarter with variations due to changes in mined ore grades; the degree of stripping activities; disruptions principally related to mechanical failures of the secondary crusher, which was rebuilt in June 2012; and work-in-process inventory levels. Production statistics, inclusive of stripping ratios, grades and recoveries, and Briggs’ costs are discussed above under “Briggs Mine, California” for the Company’s operating property.

Changes in cost of sales, excluding depreciation, by quarter have been generally consistent with changes in volumes until the latter half of 2012. The increase in the cost per unit in the second half of 2012 is expected to be a short-term trend that will reverse later in 2013. Third Quarter 2012 costs increased due to residual cost and productivity impacts from the Second Quarter 2012 failure of the secondary crusher and an unusual cycling of high-cost wear items, primarily tires, conveyor belts, and other conveyor components. Higher-than-expected diesel fuel prices added an additional variance in the third and fourth quarters of 2012. Ore-mining productivity decreased in Fourth Quarter 2012 due in part to: reduced working space in the bottom of the Main pit, the unusual presence of water in the Main pit, and the narrow approach to and bottleneck in the Goldtooth North Pit. While maintenance costs and residual impacts of the crusher outage diminished in the Fourth Quarter 2012, other than being carried forward as a component of inventory, mining productivity issues caused costs per unit to remain at a relatively high level. Cost of sales per ounce sold were lower in the quarter ended March 31, 2011, as significant inflation has occurred in the mining industry since that time with prices for diesel fuel, cyanide, maintenance materials, and other supplies having increased.

Depreciation and amortization within cost of sales has been relatively consistent on a cost-per-unit basis. General and Administrative expenses have also been relatively consistent between quarters, but reflects some growth in staff and the use of consultants.

Exploration expenses vary directly with projects undertaken and the degree of certainty of future benefit. Third Quarter 2012 exploration expenses were higher than in each of the prior six quarters as pre-feasibility drilling programs were undertaken at Pinson open-pit and Columbia. Many infill drilling programs in prior quarters were instead capitalized to mineral reserves. Fourth Quarter 2012 exploration expenses principally consisted of an infill-drilling program for which the future benefits remain uncertain.

Interest expense has trended down as debt is reduced and new debt, associated with the acquisition and development of Pinson, is instead capitalized. When debt, including existing general corporate debt, is used to fund material capital projects such as the development of the Pinson mine, accounting guidance (IFRS) requires the related interest on the debt to be capitalized as part of the cost of the project.

Realized and unrealized gains and losses on derivatives relate directly to market movements in the price of gold and the embedded forward sales in the 2009 Gold Bonds. Please see descriptions of these derivatives and the 2009 Gold Bonds in the footnotes to the financial statements and in this MD&A.

Income tax benefits and expenses recorded relate both to the current year’s results, to the deferred tax provision related to changes in longer-term projections, and to updates in the expected use of the Company’s deferred net operating losses (NOL’s). In the quarter ended December 31, 2011, the Company recognized a significant deferred tax asset based on the expectation of future benefits associated with the utilization of the NOL’s.

Results of Operations – Fourth Quarter 2012 versus Fourth Quarter 2011

Atna generated net income of $2.3 million, $0.02 per basic share, and pre-tax income of $1.7 million for the Fourth Quarter 2012. These quarterly results compare to net income of $11.6 million, $0.11 per basic share, and pre-tax income of $2.5 million for the Fourth Quarter 2011. Significant elements of the $9.3 million decrease in net income and the $0.8 million decrease in pre-tax income between the two quarters are presented below.

ATNA RESOURCES LTD. MANAGEMENT'S DISCUSSION AND ANALYSIS For the Year Ended December 31, 2012
•	Gold and silver revenues increased $2.3 million, or 16 percent, to $16.5 million in the Fourth Quarter 2012 compared to the Fourth Quarter 2011 with the gold ounces sold increasing from 8,423 ounces to 9,565 ounces, a 14 percent increase, and the average price realized per gold ounce sold increasing from $1,675 to $1,714, a 2 percent increase.
•	Cost of sales, excluding depreciation, was $10.3 million in Fourth Quarter 2012 and $7.9 million in Fourth Quarter 2011, an increase of $2.3 million and 30 percent. Sales volumes increased 14 percent, so a net 16 percent increase relates to increased per unit costs. Ore-mining productivity decreased in Fourth Quarter 2012 due in part to: reduced working space in the bottom of the Main pit, the unusual presence of water in the Main pit, and the narrow approach to and bottleneck in the Goldtooth North Pit. There were also residual costs from Third Quarter 2012 carried forward as part of the inventory sold in Fourth Quarter 2012 that included impacts from the secondary crusher outage; an unusual cycling of high-cost wear items, primarily tires and conveyor belts; relocation and repair of the leach pad stacking system from the second lift to the third lift of the leach pad; and increasing diesel fuel prices.
•	Exploration expenses increased $0.4 million to $0.5 million in Fourth Quarter 2012 compared to the Fourth Quarter 2011 due principally to a recent drilling program at the Briggs mine, the benefits of which remain uncertain at this time.
•	Site restoration expense increased $0.5 million to $0.4 million in Fourth Quarter 2012 compared to Fourth Quarter 2011 due to an increase in estimated future reclamation costs at Kendall.
•	Interest expense decreased $0.4 million to $0.1 million in the Fourth Quarter 2012 principally as the result of the scheduled principal repayments of the 2009 Gold Bonds and capitalization of interest related to the Pinson underground project.
•	Other pre-tax expenses increased $0.4 million in aggregate in Fourth Quarter 2012 compared to Fourth Quarter 2011, including a $0.2 million, or 11%, increase in general and administrative expenses, $0.1 million increase in losses on asset disposals, and a $0.1 million decrease in other income.
•	Fourth Quarters 2012 and 2011 net income both include a one-time $9.5 million deferred tax benefit, recognized principally in expectation of being able to use more of Atna’s past NOL’s in future years. This was partially offset by a $0.4 million current tax liability for 2011, resulting in a net $9.1 million income tax benefit. Fourth Quarter 2012 net income includes a $0.6 million income tax benefit, however this was adjusting the 2012 year-to-date estimated tax expenses to a $0.1 million current tax expense and a $0.1 million deferred tax expense.

As of December 31, 2012, cash and cash equivalents were $19.3 million, a $1.4 million decrease since September 30, 2012. The significant elements underlying the net decrease of $1.4 million in cash in Fourth Quarter 2012 are presented below with comparisons to Fourth Quarter 2011.

•	$5.0 million was provided by operations in Fourth Quarter 2012, inclusive of a $1.4 million decrease in working capital, compared to approximately $3.6 million provided by operations in Fourth Quarter 2011, inclusive of approximately a $0.4 million increase in working capital. The change in contributions from working capital of $1.8 million contributed most significantly to the overall increase in operating cash flow of $1.4 million.
•	$8.4 million was used for mine development and to acquire capital equipment at Pinson and Briggs in Fourth Quarter 2012 compared to $2.0 million used principally at Briggs in the Fourth Quarter 2011.
•	Additionally, $0.7 million of interest was capitalized for Pinson in Fourth Quarter 2012 whereas $0.5 million of interest was capitalized for Pinson in Fourth Quarter 2011.
•	In Fourth Quarter 2012, $0.8 million was received for a Pinson ore shipment, while Pinson was in development, reducing net capital spending.
•	In Fourth Quarter 2012, $0.5 million was expended on stripping activity assets at Briggs whereas $0.7 million was expended on stripping activity assets in Fourth Quarter 2011.

ATNA RESOURCES LTD. MANAGEMENT'S DISCUSSION AND ANALYSIS For the Year Ended December 31, 2012
•	$0.4 million was received in Fourth Quarter 2012 as an insurance settlement for the mechanical failure of the secondary crusher at Briggs in June of 2012.
•	$1.5 million was used for the scheduled repayments of notes, 2009 Gold Bonds, and capital leases in Fourth Quarter 2012 compared to $1.3 million used for debt repayments in Fourth Quarter 2011.
•	Warrants and option exercised in Fourth Quarter 2012 contributed $3.5 million, whereas warrants and options exercised contributed $0.1 million in Fourth Quarter 2011 contributed $0.1 million.
•	Other changes in cash flows in Fourth Quarter 2012 and in Fourth Quarter 2011 netted $0.1 million and $0.2 million, respectively, in contributions.

Results of Operations – Year Ended December 31, 2012 versus Year Ended December 31, 2011

Atna generated net income of $6.9 million, $0.05 per basic share, in 2012. Income before income tax was $7.1 million in 2012. These 2012 results compare to a net income of $15.1 million, $0.14 per basic share, for 2011. Income before income tax was $6.0 million in 2011. Significant elements of the $1.1 million increase in income before income tax and the $8.2 million decrease in net income between the two periods are presented below.

•	Gold and silver revenues increased $8.0 million, or 15 percent, to $59.8 million in 2012 relative to 2011. Gold ounces sold increased from 32,371 to 35,641 ounces, a 10 percent increase, and the average price realized per gold ounce increased from $1,588 to $1,667, a 5 percent increase.
•	Cost of sales, excluding depreciation, increased $5.4 million, or 18 percent, in 2012. Sales volumes increased 10 percent, so a net 8 percent increase relates to increased per unit costs. Ore-mining productivity decreased in the fourth quarter of 2012 due to sequencing issues in accessing ore, including: reduced working space in the bottom of the Main pit, the unusual presence of water in the Main pit, and the narrow approach to and bottleneck in the Goldtooth North Pit. Costs per unit increased in 2012 as a result of the secondary crusher outage; an unusual cycling of high-cost wear items, primarily tires and conveyor belts; relocation and repair of the leach pad stacking system; and increasing diesel fuel prices. Stripping activities are capitalized to the extent that they exceed an expected average stripping ratio for each pit / component, but these costs are not later reported as depreciation but rather as cost of sales, excluding depreciation, when underlying minerals are mined. Hence, $3.1 million of cost of greater-than-average stripping activities in years prior to 2012 were carried forward into the 2012 inventory and cost of sales.
•	Depreciation and amortization within cost of sales increased $0.5 million, or 7 percent, in 2012 relative to 2011. The units-of-production method of calculating depreciation generally causes depreciation to vary with the volume sold. The increase in depreciation was not as great as the increase in ounces sold due largely to a declining / older asset base at Briggs.
•	General and administrative expenses increased $0.4 million, or 8 percent, to $4.8 million in 2012 due to legal and consulting support, slightly higher levels of staff, and Sarbanes-Oxley compliance audit fees.
•	Exploration expenses increased $1.1 million to $1.7 million in 2012 due to drilling programs at Pinson open-pit and Columbia that will contribute to feasibility studies for those sites, and at Briggs for a study of uncertain future benefit. Much of the drilling at Briggs and Reward in 2011 was capitalized.
•	The provision for site restoration increased $0.5 million to $0.4 million in 2012 due to an increase in estimated future reclamation costs at Kendall.
•	Interest expense decreased $1.0 million, or 42 percent, to $1.3 million for 2012 principally as the result of the retirement of scheduled portions of the 2009 Gold Bonds and capitalization of interest associated with the Pinson project.
•	The realized and unrealized gains and losses on derivatives decreased income by $0.8 million in 2012, whereas in 2011 they decreased income by $1.9 million, an increase in income of $1.1 million. The influence of period-end gold prices on the embedded forward derivatives in the 2009 Gold Bonds drove these gains and losses. In 2012, a realized loss of $1.9 million and an unrealized gain of $1.1 million were recognized for changes in the market value of the embedded 2009 Gold Bond derivatives.

ATNA RESOURCES LTD. MANAGEMENT'S DISCUSSION AND ANALYSIS For the Year Ended December 31, 2012
•	Gains and losses on the disposal of assets decreased income by $0.9 million in 2012 relative to 2011. In 2012, losses on disposals aggregated $0.4 million, principally related to early disposals of a haul-truck engine and pond netting. In 2011, the Atlanta property in Nevada and miscellaneous other properties were sold, resulting in gain of $0.6 million.
•	In 2012, other income included a gain of $0.2 million realized as a result of an insurance settlement of $0.4 million for the principal property damage claim related to the failure of the secondary crusher.
•	2011 net income included a one-time $9.5 million deferred tax benefit, recognized principally in expectation of being able to use more of Atna’s past NOL’s in future years. This was partially offset by a $0.4 million current tax liability for 2011, resulting in a net $9.1 million income tax benefit. 2012 current tax expense was $0.1 million and deferred tax expense was $0.1 million.

As of December 31, 2012, cash and cash equivalents were $19.3 million, an increase of $9.4 million since December 31, 2011 and a $1.4 million decrease since September 30, 2012. The significant elements underlying the net increase in cash in 2012 are presented below with comparisons to 2011.

•	A stock offering in Third Quarter 2012 netted $16.3 million. The proceeds of the stock offering will principally be used toward the development of Pinson-underground. In 2011, a new debt obligation contributed $20.1 million; $15.0 million of this cash being used in 2011 toward the acquisition of a 100 percent ownership interest in Pinson.
•	$21.7 million was used for mine development and to acquire capital equipment principally at Pinson ($16.7 million) and Briggs ($3.4 million) in 2012 while $9.9 million was used principally at Briggs and Pinson in 2011.
•	Additionally, $2.2 million of interest was capitalized for Pinson in 2012 whereas $0.7 million of interest was capitalized for Pinson in 2011.
•	In 2012, $1.4 million was received for Pinson ore shipments, while Pinson was in development, reducing net capital spending.
•	In 2012, $0.5 million was expended on stripping activity assets at Briggs whereas $4.0 million was expended on stripping activity assets in 2011.
•	$0.4 million was received in 2012 as an insurance settlement for the principal claim related to the mechanical failure of the secondary crusher at Briggs in June of 2012.
•	$13.6 million was provided by operations in 2012, inclusive of a $2.4 million increase in working capital, compared to $15.5 million provided by operations in 2011, inclusive of a $1.1 million decrease in working capital. The $1.9 million decrease in cash flows from operations principally resulted from the $3.5 million aggregate increase/change in working capital in turn largely resulting from inventory build-ups at Briggs.
•	$5.6 million was used for the scheduled repayments of notes, 2009 Gold Bonds, and capital leases in 2012 compared to $6.0 million used for debt repayments in 2011.
•	Warrants and option exercised in 2012 contributed $6.3 million whereas warrants and options exercised in 2011 contributed $0.2 million.
•	In 2012, $0.4 million was provided by decreasing reclamation-bond security deposits in turn related to decreased collateral requirements by a surety, net of new requirements. In 2011, $0.7 million was used principally for Pinson’s reclamation bond.
•	In 2012, $0.8 million was provided through the sale of investments while proceeds from the sale of investments in 2011 contributed $0.5 million.
•	Disposition of property provided $0.1 million in 2012. In 2011, $0.5 million was provided through the sale of the Atlanta property.
•	Other changes in cash flows in 2012 netted $0.1 million in contributions and in 2011 netted $0.1 million in uses.

ATNA RESOURCES LTD. MANAGEMENT'S DISCUSSION AND ANALYSIS For the Year Ended December 31, 2012

Contractual Obligations

The Company’s material contractual obligations as of December 31, 2012 follow.

		Payments due by Period
		Less than			More than
	Total	1-year	1-3 years	4-5 years	5-years
Long term debt obligations	26,601,400	$13,369,033	$13,232,367	$-	$-
Finance lease obligations	3,330,900	1,064,900	2,266,000	-	-
Operating lease obligations	424,200	162,600	260,200	1,400	-
Asset retirement obligations	8,136,900	675,400	354,500	1,984,300	5,122,700

Total	$38,493,400	$15,271,933	$16,113,067	$1,985,700	$5,122,700

Based on subsequent events, specifically the extension of C$17.5 million of the Sprott loan otherwise due by August 31, 2013, now due in twelve equal monthly increments of C$1,458,333 starting September 30, 2013; this table includes the reclassification of C$11.7 million from the ‘Less than 1-year’ column to the ‘1-3 years’ column.

Off-Balance Sheet Arrangements

The Company had no outstanding off-balance sheet arrangements.

Liquidity and Capital Resources

Atna expects that cash requirements over the next 12 months, including those for investments in mine development and servicing existing debt, can be met through a combination of cash flow from the Briggs and Pinson operations, existing cash, and equipment financing. Supplemental financing, if required, may be generated from the issuance of debt, convertible bonds, or equity; new lines of credit; asset sales; or combinations thereof. As of December 31, 2012, the Company had net working capital (current assets less current liabilities) of $6.4 million. Current assets included cash of $19.3 million and recoverable gold inventories of approximately 16,600 ounces at Briggs and approximately 820 payable ounces at Pinson which had a combined cost or recorded value of $19.7 million. The gold inventory had a gross market value of approximately $29.0 million based on the period-end gold price of $1,664 per ounce.

Past cash requirements were met through the use of a combination of operating cash flows, asset sales, and debt and equity financings. In December 2010, the Company completed a $9.2 million equity offering. In August 2011, the Company arranged a C$20 million line of credit with Sprott Resource Lending Partnership (“Sprott”) to finance the acquisition of the remaining 70 percent interest of Pinson. In September 2011, the Company acquired the remaining 70 percent of Pinson for 15 million shares of common stock, $15 million in cash, and other consideration. In February of 2012, the term of the C$20 million credit facility with Sprott was extended into 2013; and in first quarter 2013, the remaining credit facility of C$17.5 million with Sprott was extended with C$1.46 million due each month commencing September 30, 2013 and ending on August 29, 2014. In September of 2012, the Company completed a C$17.25 million equity offering, principally to complete funding for the Pinson-underground mine development.

ATNA RESOURCES LTD. MANAGEMENT'S DISCUSSION AND ANALYSIS For the Year Ended December 31, 2012

The two principal uses of funds anticipated within the next 12 months is expected to be completion of development funding for the Pinson underground mine. The total project cost is expected to be approximately $31 million, of which $22.8 million has been spent through December 31, 2012, net of pre-production sales and ARO adjustments. The second principal use of funds anticipated within the next 12 months is expected to be the reduction of debt. C$1.46 million is due to Sprott for each of the 12 months beginning September 30, 2013. Quarterly principal and estimated derivative payments of $1.3 million are due to the 2009 Gold Bond holders through December 31, 2013.

Funding requirements could be significantly affected by the future price of gold, any unforeseen, prolonged production disruptions at Briggs or Pinson, the working capital and mine development expenditures at Pinson prior to attainment of commercial production, and other events. Drilling and development projects at Reward, Pinson open-pit, and Columbia are progressed only as funds become available. Atna is considering additional sources of financing to address any potential contingent risk of having inadequate capital to complete the Pinson underground development in 2013 and possibly to accelerate the development of Reward.

With Briggs as Atna’s only operating mine in 2012 and in 2011, net cash provided by operating activities was $13.6 million and $15.5 million, respectively. Briggs sold 35,641 ounces of gold in 2012 at an average price of $1,667, and including silver byproduct sales, generated $59.8 million in revenue. In 2013, Briggs is expected to produce and sell 35,000 to 43,000 ounces of gold at an annual average cash cost of between $850 and $900 per ounce. Both higher production and lower costs per unit are expected in the latter half of 2013 after incremental mine development has been completed at Briggs in the first half of 2013. The waste stripping ratio is projected to be 3.8 tons of waste per ton of ore, which would lead to an increase in the stripping activity asset of roughly $6 million. Briggs capital spending in 2013 is expected to be between $3.6 million and $4.6 million.

Pinson ore production is expected to increase throughout 2013 as additional ore stopes are developed. Pinson is expected to produce between 50,000 and 57,000 ounces of gold in 2013 at a projected cash cost of between $900 to $950 per ounce, including all royalties and severance taxes. The majority of this production is expected to occur in the second half of 2013. The cash cost per ounce during development and ramp-up in early 2013 may be relatively high, and the Company believes it may not be indicative of ongoing costs. The net capital spending in 2013 to complete the initial development of the Pinson underground mine is expected to be $8 million to $10 million. In order to continue to access ore, there will also be ongoing primary and secondary mine development costs after Pinson completes its initial development, estimated to range from $5.0 million to $7.0 million in the second half of 2013.

The only existing gold hedge as of September 30, 2012 is a forward gold sales contract embedded in the 2009 Gold Bonds. The 2009 Gold Bonds are serviced through quarterly payments essentially equal to the market value of 814 ounces of gold, plus 10 percent interest on the declining principal balance. This gold sales commitment represents less than nine percent of the expected gold production from Briggs in 2012.

Financing Transactions

Equity Issuance: On September 12, 2012, the Company completed a short-form prospectus financing and issued 17.25 million common shares for gross proceeds of C$17.25 million and net proceeds of C$16.0 million. In addition, the Company issued a total of 1,035,000 brokers’ warrants with an exercise price of C$1.00 and an eighteen-month term. The warrants were determined to have a fair value at the time of issuance of C$0.3 million.

In 2012, the Company issued 8.5 million shares upon the exercise of outstanding warrants at C$.70 per share providing $6.0 million, 1.3 million shares upon the exercise of vested options providing $0.3 million, and 0.6 million shares for fees related to the extension of the credit line with Sprott at a deemed price of $0.97 per share, valued at $0.6 million. In first quarter 2013, 0.7 million shares are being issued for fees related to the second extension of the credit line with Sprott at a deemed price of $0.78 per share, valued at $0.5 million.

ATNA RESOURCES LTD. MANAGEMENT'S DISCUSSION AND ANALYSIS For the Year Ended December 31, 2012

A roll-forward of the Company’s common shares outstanding as of December 31, 2012 follows.

Number of
Shares
Balance, beginning of the period	117,374,643
Sprott credit agreement	618,556
Warrant exercises	8,459,911
Option exercises	1,286,812
Equity Offering	17,250,000

Balance, end of the period	144,989,922

As of the March 20, 2013, the Report Date, 145,140,466 common shares were outstanding. This figure excludes the 675,240 common shares payable to Sprott, pending final approval by the TSX.

Debt Issuance: In February of 2012, Atna and Sprott agreed to extend the existing C$20 million credit facility with repayments of principal due as follows: C$2.5 million on February 28, 2013, C$2.5 million on May 31, 2013, and C$15 million on August 31, 2013. However, in March of 2013, Atna and Sprott agreed to an extension of the remaining C$17.5 million credit facility with 12 equal monthly payments due Sprott commencing September 30, 2013 and ending on August 29, 2014. Interest on unpaid principal balances continues to accrue at an annual rate of 9 percent compounded monthly and payable quarterly. Assets owned by Atna Resources Ltd, Atna Resources Inc. (ARI), and Canyon Resources Corp. (CRC), excluding interests in subsidiaries of CRC other than ARI, were pledged as security against this loan. Covenants also restrict equipment financings to $20 million, preclude the issuance of new debt with the exception that up to $35 million of new debt for the construction of the Reward mine may be incurred after the Sprott loan has been reduced to C$11.5 million; and require Sprott’s consent for material asset sales. The loan origination costs, including those for the extensions, were capitalized and will be amortized over the minimum contractual life of the loan facility. The amortized loan fees are expected to be recapitalized as Pinson mine development costs.

Notes Payable: On March 1, 2011, the Company repaid $0.8 million in convertible debentures due on that date. On March 10, 2011, the Company prepaid C$1.3 million of 12 percent debentures of which C$1.0 million was converted into 2.0 million shares of common stock, thereby retiring the entirety of the debentures.

2009 Gold Bonds Payable: On December 9, 2009, the Company closed a private placement of $14.5 million of Gold Bonds (the “2009 Gold Bonds”). The 2009 Gold Bonds will mature on December 31, 2013 and have an annual interest rate of 10 percent. The 2009 Gold Bonds are redeemed in quarterly installments each equivalent to the market value of 814 ounces of gold per quarter based on a closing gold price ten trading days prior to the end of each quarter. The 2009 Gold Bond financing limits the Company’s hedge position to 50 percent of its future estimated consolidated gold production and requires the Company to provide a negative pledge to not create any further indebtedness at the Briggs Mine, subject to certain permitted exceptions such as for equipment financing.

The Company recorded an initial discount on the 2009 Gold Bonds of $1.8 million. The discount was comprised of $1.2 million of transaction costs associated with the 2009 Gold Bonds and the $0.6 million initial fair value of the embedded derivative. The embedded derivative has been separated from the 2009 Gold Bond principal and is the result of the 2009 Gold Bonds calling for the forward sale of 814 ounces of gold per quarter through December 31, 2013 at a price of $1,113, the spot price of gold at the time the bonds were issued. The fair value of the embedded derivative fluctuates with changes in the forward price of gold. The initial fair value of the embedded derivative was discounted at the Company’s assumed borrowing rate of 12 percent. Financial metrics related to the 2009 Gold Bonds follow.

ATNA RESOURCES LTD. MANAGEMENT'S DISCUSSION AND ANALYSIS For the Year Ended December 31, 2012

	As of December 31, 2012	As of December 31, 2011

Current gold bond derivative liability	$1,733,500	$1,459,000
Long-term gold bond derivative liability	-	1,386,100
Total gold bond derivative liability	$1,733,500	$2,845,100

Current gold bond liability	$3,494,800	$3,286,400
Long-term gold bond liability	-	3,494,800
Total gold bond liability	$3,494,800	$6,781,200

	Twelve Months 2012	Twelve Months 2011

Realized loss on gold bond derivatives	$(1,865,300)	$(1,545,100)
Unrealized gain loss on gold bond derivatives	$1,111,700	$(313,500)
Interest on gold bond liabilities	$(589,100)	$(951,600)
Bond discount amortized as interest expense	$(338,600)	$(547,000)

Investing Transactions

Disposition of Assets: In 2012 and 2011, the Company received $0.8 million and $0.5 million, respectively, in cash for investments sold. The investments sold were principally stock in other mining companies acquired in exchange for joint venture or property option interests.

In 2012, the Company received $0.4 million from the settlement of an insurance claim related to the mechanical failure of the secondary crusher at Briggs, $0.4 million from the reduction in collateral for reclamation surety bonds, and $0.1 million from the sale of other property and equipment. In 2011, the Company increased its reclamation surety deposits by $0.7 million and received $0.5 million from the sale principally of the Atlanta property, unpatented mining claims in Nevada.

Capital Expenditures: Cash expended for mine development and capital purchases in 2012 was $21.7 million. These capital expenditures were principally for development of the underground mine at Pinson and crusher improvements at Briggs. Additionally, in 2012, capitalized interest of $2.2 million was paid for financing and development of Pinson and capital was reduced by $1.4 million as a result of ore sales by Pinson. $0.5 million was expended in 2012 for stripping activity assets at Briggs, whereas $4.0 million was expended in 2011.

The principal capital expenditure in 2012 and expected in 2013 is the underground mine development at Pinson. Approximately $31 million has been budgeted in aggregate through 2013, principally for a secondary access, primary and secondary mine development, ventilation, and other direct mine development. An underground mining contractor was mobilized to the Pinson site early in 2012. The mining contractor is providing most of their own mining equipment, which reduces Atna’s investment. The Company does not anticipate investing in processing equipment at Pinson because the Company has entered into agreements to either sell or process ore at third-party facilities. Net collateral anticipated to be required for the placement of reclamation bonds is included in the budgeted cash requirement.

Briggs’ additions to capital and development were $3.4 million in 2012. Capital spending at Briggs related principally to crusher improvements and the replacements of a generator, haul-truck engine, and other equipment. Drilling and development projects at Reward, Pinson open-pit, and Columbia are progressed as funds become available.

ATNA RESOURCES LTD. MANAGEMENT'S DISCUSSION AND ANALYSIS For the Year Ended December 31, 2012

The capital expenditures stated above have been approved for expenditure by the Company on a case-by-case basis and may be modified over time based on judgments as to potential benefits, project requirements and the availability of funds.

Outstanding Warrants

The following table summarizes brokers’ warrants outstanding as of December 31, 2012.

	Remaining			Underlying
Expiration Date	Life in Years	Exercise Price		Shares
March 11, 2014	1.2	CAD$	1.00	1,035,000

Surety Bonds

All bonds outlined below are subject to at least annual review and adjustment.

The Briggs Mine operates under permits granted by various agencies including the Bureau of Land Management, Inyo County, California, the California Department of Conservation, and the Lahontan Regional Water Quality Control Board. The Company, via sureties, has posted reclamation bonds with these agencies in the amount of $4.4 million. Restricted cash held as collateral by the sureties and related to Briggs amounts to $1.8 million.

The total estimated bonding requirement for Reward is $6.2 million of which $5.3 million will be required when the Company commences plant construction and removal of overburden. The Phase 1 surety bond of $0.9 million has been posted to cover the installation of tortoise exclusion fencing, site road improvements, in-fill drilling, water wells and related pipelines, other earthwork and installation of power lines and facilities. Restricted cash held as collateral by a surety related to the Phase 1 surety bond is $0.4 million.

The total bonding requirement for Pinson-underground is estimated to be $2.0 million. A $0.8 million bond has been posted and the remaining $1.2 million is pending review Federal and State agencies. Restricted cash held as collateral by the sureties and related to Pinson amounts to $0.3 million.

The Company has on deposit with the MDEQ) $2.3 million in an interest-bearing account for reclamation at the Kendall Mine. In addition, the Company posted a $0.2 million surety bond with the MDEQ for the capping project in Third Quarter 2012, and provided the surety with $0.1 million in collateral. See “Kendall, Montana” above.

Related Party Transactions

During 2012 and 2011, and through the Report Date, the Company had no related party transactions.

ATNA RESOURCES LTD. MANAGEMENT'S DISCUSSION AND ANALYSIS For the Year Ended December 31, 2012

Financial Instruments

Held-to-maturity investments, loans, receivables and other financial liabilities are measured at amortized cost. Held-for-trading financial assets and liabilities and available-for-sale financial assets are measured at fair value. Derivative financial instruments are classified as held-for-trading and are recorded at fair value, unless exempted as a normal purchase and sale arrangement. Changes in fair value of derivative financial instruments are recorded in earnings unless the instruments are designated and meet the requirements for accounting treatment as a hedge. The Company has not designated its derivative contracts as hedges and therefore does not employ hedge accounting. The Company has determined the estimated fair values of its financial instruments based on appropriate valuation methodologies as of the balance sheet dates; however, considerable judgment is required to develop these estimates. Realized gains and losses on financial instruments are disclosed within operating cash flow.

The three levels of the fair value hierarchy are:

•	Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

•	Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

•	Level 3 – Inputs that are not based on observable market data.

The following table provides a comparison of fair values and carrying values as of December 31:

			2012		2011
			Estimated	Carrying	Estimated	Carrying
	Category	Level	Fair Value	Value	Fair Value	Value

Financial assets:
Cash and cash equivalents	Available-for-sale	N/A	$19,342,900	$19,342,900	$9,963,100	$9,963,100
Restricted cash	Loans and receivable	1	4,964,400	4,964,400	5,743,800	5,743,800
Investments	Available-for-sale	1	83,900	83,900	323,900	323,900
Total financial assets			$24,391,200	$24,391,200	$16,030,800	$16,030,800

Financial liabilities:
Accounts payable and
accrued liabilities	At amortized cost	N/A	$7,153,400	$7,153,400	$4,411,100	$4,411,100
Derivative liabilities	Held-for-trading	2	1,733,500	1,733,500	2,845,100	2,845,100
Notes payable	At amortized cost	2	22,511,300	22,511,300	21,479,100	21,479,100
Gold bonds, net of discount	At amortized cost	2	3,494,800	3,494,800	6,781,200	6,781,200
Finance leases	At amortized cost	N/A	3,330,900	3,330,900	2,477,300	2,477,300
Total financial liabilities			$38,223,900	$38,223,900	$37,993,800	$37,993,800

The value of warrants issued by the Company is a non-recurring fair value estimate determined using Level 3 inputs. The brokers’ warrants issued in 2012 were determined to have a fair value of C$0.3 million using a Black-Scholes model and based on the Company’s share price at issuance, an expected life of 1.5 years, expected volatility of 55 percent, and a risk-free rate of 0.22 percent.

The following table presents the Company’s nonfinancial liabilities that were measured at fair value on a recurring basis by level within the fair value hierarchy as of December 31:

	2012			2011
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3

Liabilities:
Asset retirement obligations	$-	$-	$4,582,200	$-	$-	$6,047,600

The Company uses estimated amounts and timing for expected future reclamation costs, the current market-based discount rate in consideration of the risks specific to the liability, and other assumptions to determine AROs. Accordingly, the ARO fair value is based on unobservable pricing inputs and is included within the Level 3 fair value hierarchy. There were no Level 1 or Level 2 fair value estimates.

ATNA RESOURCES LTD. MANAGEMENT'S DISCUSSION AND ANALYSIS For the Year Ended December 31, 2012

Derivatives

As of December 31, 2012, the Company had the following derivatives outstanding.

Derivative Contracts	Strike Price	Ounces in 2013	Fair Value
Gold bond forwards	$1,113	3,257	$1,733,500

As of December 31, 2012 and through the Report Date, the Company’s only outstanding derivatives are the forward sales embedded in the 2009 Gold Bonds. Please see “2009 Gold Bonds Payable” above for a further description of the 2009 Gold Bonds and for relevant financial metrics.

Financial Risk Management

The Company is exposed to a number of financial risks including market risks, credit risks and liquidity risks. Market risks include commodity price risk, security price risk, foreign exchange risk, and fair value interest rate risk. Credit risks and liquidity risks may be significantly impacted by market conditions and risks as well. The Company has risk management policies and programs that involve senior management and when appropriate, the Board of Directors of the Company (the “Board”). The main purpose of these policies and programs is to manage cash flow and raise financing as required and in a timely fashion for the Company’s development programs. The Company may use various financial instruments to manage related risks. It is the Company’s policy that no trading in derivatives for speculative purposes shall be permitted.

Gold price risk: The Company’s primary product is gold. The value of the Company’s assets, its earnings and its operating cash flows are significantly impacted by the market price of gold. The market price of gold and the value of mineral interests related thereto have fluctuated widely and are affected by numerous factors beyond the control of the Company. These factors include international economic and political conditions, expectations of inflation, international currency exchange rates, interest rates, global or regional consumptive patterns, speculative activities, changes in production due to mine development and improved mining and production methods, metal stock levels, governmental regulations, and central bank policies. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving a profit or acceptable rate of return on invested capital or the investment not retaining its value.

For 2012, if the price of gold averaged 10 percent higher or lower per ounce, the Company would have recorded an increase or decrease in revenue of approximately $6.0 million, respectively. For 2011, if the price of gold averaged 10 percent higher or lower per ounce, the Company would have recorded an increase or decrease in revenue of approximately $5.2 million, respectively.

The Company may enter into gold derivative contracts (hedges) to mitigate the impacts of lower gold prices on its operations. Management and the Board have set a gold hedge limit of 50 percent of annual production plus a reserve tail of 25 percent of the life-of-mine production. The gold derivative contracts may include the purchase of put options and the sale of call options, which in some cases are structured as a collar, and forward gold sales, including embedded derivatives. Derivative financial instruments are recorded at fair value, and hedge accounting has not been employed.

The only derivative contracts existing as of December 31, 2012 and December 31, 2011 were embedded forward gold sales in the 2009 Gold Bonds. If the price of gold increases or decreases by 10 percent, the Company’s gold bond derivative liabilities existing as of December 31, 2012, would increase or decrease by $0.5 million, respectively. An increase in gold price increases the liability and an unrealized loss would be recognized; whereas a decrease in gold price decreases the liability and an unrealized gain would be recognized.

ATNA RESOURCES LTD. MANAGEMENT'S DISCUSSION AND ANALYSIS For the Year Ended December 31, 2012

Liquidity risk: Liquidity risk represents the risk that the Company cannot fund its current operations and obligations. This risk arises in turn primarily from operating and business risks that have the potential to disrupt cash flows, inclusive of risks of material changes in gold prices, production schedules and outputs, operating costs, spending on or timing of development, and changes in regulations. Cash flow forecasting is performed regularly in aggregate for the Company with the objective of managing operating, investing, and financing cash flows to maintain a continuity of funding.

Economic factors beyond the Company’s control may also make additional funding temporarily unavailable. The Company is seeking revolving lines of credit and undrawn committed borrowing facilities in order to better manage liquidity risks, but such facilities do not yet exist. Should cash flows from operations and existing cash be insufficient to meet current obligations, refinancing of debt obligations, the sale of assets, or an equity issuance would be necessary, and there is no assurance that such financing activities would be successful.

Equipment financing is restricted to $10 million at Briggs by a covenant in the 2009 Gold Bond agreement and to $20 million for the Company as a whole by a covenant in the Sprott credit agreement. The 2009 Gold Bond agreement includes a negative covenant preventing additional encumbrances at Briggs through its termination in December 2013. The Sprott credit agreement, as amended in March 2013 precludes additional borrowing for the construction of the Reward mine until the balance due Sprott has been reduced below C$11.5 million; precludes material sales of assets and material issuances of secured debt during its term; and includes a negative covenant preventing additional encumbrances at Briggs through the term of the facility. The Sprott credit agreement may be terminated early, however under the March 2013 amendment, an early prepayment fee of 2 percent would be due Sprott.

The table below summarizes the maturity profile of the Company’s financial liabilities based on contractual undiscounted payments as of the dates indicated. In both 2012 and in 2011, extensions, subsequent to year-ends, of obligations due Sprott have been reclassified to the later appropriate columns.

		Payments due by Period as of December 31, 2012
		Less than	Between 3 months			More than
	Total	3 months	and 1 year	1-3 years	3-5 years	5-years
Trade and other payables	$7,163,500	$6,642,500	$521,000	$-	$-	$-
Finance lease obligations	3,330,900	276,700	788,200	2,266,000	-	-
Derivative financial instruments	1,733,500	442,600	1,290,900	-	-	-
Long term debt obligations	26,601,400	3,738,900	9,630,133	13,232,367	-	-

Total	$38,829,300	$11,100,700	$12,230,233	$15,498,367	$-	$-

		Payments due by Period as of December 31, 2011
		Less than	Between 3 months			More than
	Total	3 months	and 1 year	1-3 years	3-5 years	5-years
Trade and other payables	$4,783,400	$4,053,700	$729,700	$-	$-	$-
Finance lease obligations	2,477,300	181,800	564,200	1,731,300	-	-
Derivative financial instruments	2,845,100	371,400	1,087,600	1,386,100	-	-
Long term debt obligations	29,345,200	1,117,500	3,366,500	24,861,200	-	-

Total	$39,451,000	$5,724,400	$5,748,000	$27,978,600	$-	$-

ATNA RESOURCES LTD. MANAGEMENT'S DISCUSSION AND ANALYSIS For the Year Ended December 31, 2012

Capital management: The primary objective of the Company’s capital management is to maintain healthy capital ratios in order to support its operations and development, limit the risks of default on debt obligations, and maximize shareholder value. The Company manages its capital structure and makes adjustments to it in light of business and economic conditions. To date, the Company has not declared or paid any dividends. The Company has issued new shares and may again in order to maintain or adjust its capital structure. The Company has the practice of developing its mines at a controlled and measured pace with the intent to manage financial leverage. Management principally considers the debt to total asset ratio as a measure of financial leverage and overall capital structure; such ratio being 27 percent at December 31, 2012 and 34 percent at December 31, 2011. Long-term cash flow forecasts are prepared at least annually for the Company with the objective of managing debt levels, rates of development, and the long-term capital structure.

Foreign exchange risk: The Sprott debt facility of C$20 million is denominated in Canadian dollars. Changes in the CAD/USD exchange rate will proportionately affect the reported value of this liability. Otherwise, the Company’s assets, liabilities, revenues and costs are primarily denominated in USD, and not significantly impacted by foreign exchange risks. If the CAD to USD exchange rate increases or decreases by 10 percent, the reported value of the C$20 million debt obligation will increase or decrease by $1.8 million or $2.2 million, respectively.

One of the market conditions that may affect the price of gold is the extent to which gold is viewed as a safe-haven or hedge against fluctuations in major currencies such as the US dollar and the Euro. Foreign exchange may therefore have a significant indirect impact upon the Company.

Credit and customer risks: Credit risk represents the loss that would be recognized if counterparties failed to perform as contracted. Credit risks arise from market, industry, and individual counterparty conditions. Concentrations of credit risk, on or off balance sheet, exist for counterparties when they have similar economic characteristics that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions. The Company manages counterparty credit risk by monitoring the creditworthiness of counterparties.

The Company is subject to concentrations of credit risk in connection with maintaining its cash balances primarily in U.S. and Canadian financial institutions in amounts in excess of levels insured by the Federal Deposit Insurance Corporation and the Canada Deposit Insurance Corporation. Restricted cash held as collateral against surety bonds is invested by the surety-trustee in certificates of deposit and US Treasury instruments.

Sales of gold by Briggs expose the Company to the credit risk of nonpayment by the buyer. Briggs sells all of its gold to one or two customers with payment terms of 0 to 14 days. At any one time, the level of receivable is usually less than two percent of the Company’s total annual revenues. Due to the global and liquid markets for gold, geographic and customer concentrations are considered to pose immaterial risks.

To the extent Pinson sells ore and doré, distinguished from gold sales by Briggs, and generates trade receivables, credit risk will arise. In October 2012, Pinson entered into an agreement to sell oxide ore under specified terms through December 31, 2013 to a third-party processor, Newmont Mining Corporation. Pinson is presently dependent on this one customer to buy oxide ore. Pinson has a life-of-mine contract to place, at its option, sulfide ore with a separate third-party processor, Barrick Gold Corporation, who will also buy under agreed-upon terms the resultant doré. Pinson is presently dependent on this one customer to process and buy sulfide ore.

The embedded derivative in the 2009 Gold Bond was the only derivative contract outstanding as of December 31, 2012 and December 31, 2011. Since the 2009 Gold Bonds do not require further cash payments to the Company, they do not generate third party credit risk to the Company.

Equity securities price risk: The Company is exposed to equity securities price risk because of investments held as available-for-sale. These securities have typically been received in payment from joint venture or other business partners for obligations due. The fair value balances of available-for-sale securities at December 31, 2012 and December 31, 2011 were $83,900 and $323,900, respectively, representing the maximum potential losses from changes in prices of equity investments.

ATNA RESOURCES LTD. MANAGEMENT'S DISCUSSION AND ANALYSIS For the Year Ended December 31, 2012

Fair value interest rate risk: The Company has only entered into debt agreements with fixed interest rates. Fixed interest rates expose the Company to fair value interest rate risks. There is the qualitative risk that a fixed rate liability will become uncompetitive in the future as market rates decline or the Company’s credit position improves. The Company’s other qualitative interest rate risk arises from the mismatch of fixed rate liabilities and floating rate assets. Management of the fair value interest rate risk involves taking into consideration the duration of debt agreements, refinancing penalties, options to renew existing positions, the availability of floating–rate debt and other alternative financing.

Stock Options

The following table summarizes the stock options outstanding and exercisable as of December 31, 2012.

Exercise Price		Options Outstanding			Options Exercisable
			Weighted	Weighted		Weighted	Weighted
			Average	Average		Average	Average
			Remaining	Exercise		Remaining	Exercise
			Contractual	Price		Contractual	Price
Low	High	Quantity	Life	CAD	Quantity	Life	CAD
$0.45	$0.59	2,267,833	2.3	$0.54	2,217,833	2.3	$0.54
0.60	0.69	1,605,000	2.1	0.65	1,605,000	2.1	0.65
0.70	0.82	690,000	3.1	0.72	556,667	2.9	0.72
0.83	0.89	1,935,000	3.0	0.87	1,284,999	3.0	0.87
0.90	1.07	475,000	3.4	0.92	295,833	3.3	0.92
1.08	1.18	2,560,000	4.0	1.13	869,995	4.0	1.13

$0.45	$1.18	9,532,833	3.0	$0.82	6,830,327	2.7	$0.74

Disclosure Controls and Procedures and Internal Controls over Financial Reporting

The Company's president and chief executive officer and vice president and chief financial officer have designed, or caused to be designed under their supervision, disclosure controls and procedures (“DC&P”) to provide reasonable assurance that: (i) material information relating to the Company is made known to them by others within the organization in a timely manner; and (ii) information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time period specified in securities legislation.

The chief executive officer and chief financial officer of the Company have designed, or caused to be designed, under their supervision, internal controls over financial reporting (“ICFR”) and have caused these controls to operate effectively under their supervision in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

There has been no change in the Company’s DC&P or ICFR that occurred during 2012 that has materially affected, or is reasonably likely to materially affect, the Company’s DC&P or ICFR. Internal and external audit tests were performed in 2012 providing reasonable assurance of the effectiveness of the Company’s DC&P or ICFR. The Company and the certifying officers have concluded that DC&P and ICFR were effective in 2012.

Because of their inherent limitations, ICFR and DC&P may not prevent or detect misstatements, errors or fraud. Control systems, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the controls are met.

ATNA RESOURCES LTD. MANAGEMENT'S DISCUSSION AND ANALYSIS For the Year Ended December 31, 2012

Corporate Governance

Management of the Company is responsible for the preparation and presentation of the consolidated financial statements and notes thereto, Management Discussion and Analysis (“MD&A”) and other information contained in public reports. Additionally, it is management’s responsibility to ensure the Company complies with the laws and regulations applicable to its activities.

The Company’s management is held accountable to the Board. Directors are elected to the Board by the shareholders of the Company on an annual basis. The Board is responsible for reviewing and approving the annual audited consolidated financial statements and MD&A. Responsibility for the review and recommendation to the Board of approval of the Company’s quarterly unaudited interim condensed financial statements and MD&A is delegated by the Board to the Audit Committee, which is comprised of three directors, all of whom are independent of management. Additionally, the Audit Committee pre-approves audit and non-audit services provided by the Company’s auditors.

The auditors are appointed annually by the shareholders of the Company to conduct an audit of the financial statements in accordance with IFRS. The external auditors have complete access to the Audit Committee to discuss the audit, financial reporting and related matters resulting from the annual audit as well as assist the members of the Audit Committee in discharging their corporate governance responsibilities.

Executive officers of the Company are retained under Employment Agreements. These Agreements have a one-year term and are automatically renewable unless the Company provides notification that the contract will not be renewed at least 60 days prior to the end of the Term.

Recently issued Financial Accounting Standards

IFRS 9 – Financial Instruments – On November 12, 2009, the IASB issued IFRS 9 Financial Instruments as the first step in its project to replace International Accounting Standard (“IAS”) 39 Financial Instruments: Recognition and Measurement. IFRS 9 retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortized cost and fair value. The basis of classification is made at the time the financial asset is initially recognized, namely when the entity becomes a party to the contractual provisions of the instrument. IFRS 9 amends some of the requirements of IFRS 7 Financial Instruments: Disclosures including additional disclosures about investments in equity instruments measured at fair value in other comprehensive income, and guidance on financial liabilities and de-recognition of financial instruments. Although early adoption is permitted, in December 2011, the IASB issued an amendment that adjusted the mandatory effective date of IFRS 9 from January 1, 2013 to January 1, 2015. The Company is currently determining the impact of adopting IFRS 9.

IFRS 10 – Consolidated Financial Statements – On May 12, 2011, the IASB issued IFRS 10 Consolidated Financial Statements, which supersedes SIC-12 Consolidation – Special Purpose Entities. IFRS 10 establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. It requires a parent entity to present consolidated financial statements, define the principle of control to identify whether it must consolidate an investee, and set out the accounting requirements for the preparation of consolidated financial statements. Management has determined this has no present bearing on the Company.

IFRS 11 – Joint Arrangements – On May 12, 2011, the IASB issued IFRS 11 Joint Arrangements, which supersedes SIC-12 Jointly Controlled Entities – Non-Monetary Contributions by Venturers. The core principle of IFRS 11 is that a party to a joint arrangement determines the type of joint arrangement by assessing its rights and obligations and accounts for those rights and obligations, rather than accounting for the legal form of the arrangement. IFRS 11 must be applied starting January 1, 2013, with early adoption permitted. Management has early-adopted the standard and has determined adoption requires no changes to the already existing Company practices.

ATNA RESOURCES LTD. MANAGEMENT'S DISCUSSION AND ANALYSIS For the Year Ended December 31, 2012

IFRS 12 – Disclosure of Interests in Other Entities – On May 12, 2011, the IASB issued IFRS 12 Disclosure of Interests in Other Entities. IFRS 12 requires a parent company to disclose information that enables users of financial statements to evaluate the nature of, and risks associated with, its interests in other entities and the effects of those interests on its financial position, financial performance and cash flows. IFRS 12 must be applied starting January 1, 2013, with early adoption permitted. Management has early-adopted the standard and has determined adoption has no present impact.

IFRS 13 – Fair Value Measurement – On May 12, 2011, the IASB issued IFRS 13 Fair Value Measurement. IFRS 13 defines fair value, sets out a single IFRS framework for measuring fair value, and requires disclosures about fair value measurements, based on a fair value hierarchy. IFRS 13 must be applied starting January 1, 2013, with early adoption permitted. Management has early-adopted the standard and has determined adoption has no present impact.

IFRIC 20 – Stripping Costs in the Production Phase of a Surface Mine – In October 2011, the IASB issued IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine. IFRIC 20 provides guidance on the accounting for the costs of stripping activity in the production phase of surface mining when two benefits accrue to the entity from the stripping activity: usable ore that can be used to produce inventory and improved access to further quantities of material that will be mined in future periods. The Company adopted IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine on the Company’s opening IFRS balance sheet date of January 1, 2010.

Critical Accounting Estimates

Amounts included in or affecting the Company’s financial statements and related disclosures must be estimated. Therefore, the reported amounts of the Company’s assets and liabilities, revenues and expenses, and associated disclosures with respect to contingent assets and obligations are necessarily affected by uncertainties. The Company evaluates these estimates on an ongoing basis, utilizing historical experience, consultation with experts, and other methods considered reasonable in the particular circumstances. Nevertheless, actual results may differ significantly from the Company’s estimates. The more significant areas requiring the use of management estimates and assumptions relate to mineral reserves that are the basis for future cash flow estimates and units-of-production amortization; determination of deferred stripping costs related to development and production operations; calculation of gold inventory; recoverability and timing of gold production from the heap-leach process; environmental, reclamation and closure obligations; fair value of share-based compensation; fair value of financial instruments and nonmonetary transactions; valuation allowances for future tax assets; and future tax liabilities.

Risks and Uncertainties

Mining is a competitive and capital intensive business, characterized by a number of significant risks including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but from finding mineral deposits, which, though present, are insufficient in quantity and quality to return a profit from production. The extraction of minerals acquired or discovered by the Company may be affected by numerous factors which are beyond the control of the Company and which cannot be accurately predicted, such as the worldwide economy, the price of gold and other minerals, the proximity and capacity of processing facilities, and such other factors as government regulation, including regulations relating to royalties, changes in taxation rates, increased fees, allowable production methods, controls over importing and exporting minerals, and environmental regulations, any of which could result in the Company not receiving an adequate return on invested capital.

ATNA RESOURCES LTD. MANAGEMENT'S DISCUSSION AND ANALYSIS For the Year Ended December 31, 2012

The mining industry in general is intensely competitive and there is no assurance that, even if commercial quantities of mineral resources are discovered, a profitable market will exist for their sale. Factors beyond the control of the Company may affect the marketability of any mineral occurrences discovered. The price of gold and silver has experienced volatile and significant movement over short periods of time, and is affected by numerous factors beyond the control of the Company, including international economic and political trends, expectations of inflation or deflation, currency exchange fluctuations, interest rates and global or regional consumption patterns, speculative activities, including exchange traded funds, changes in supply due to new discoveries, and improved mining and production methods.

All phases of the Company’s operations are subject to environmental regulation in the various jurisdictions in which it operates. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulations, if any, will not adversely affect the Company’s operations or its ability to develop its properties economically or in a timely fashion. Before production may commence on any property, the Company must obtain regulatory and environmental approvals and permits. There is no assurance such approvals and permits will be obtained on a timely basis, if at all. Costs of compliance with environmental and other regulations may reduce profitability, or preclude the economic development of a property.

In those jurisdictions where the Company has property interests, the Company makes a search of mining records in accordance with mining industry practices to confirm satisfactory title to properties in which it holds or intends to acquire an interest, but does not obtain title insurance with respect to such properties. There is the possibility that title to one or more of its properties might be defective because of errors or omissions in the chain of title. The ownership and validity of mining claims and concessions are often uncertain and may be contested. The Company is not aware of any challenges to the location or area of its mineral claims. There is no guarantee, however, that title to the Company’s properties and concessions will not be challenged or impugned in the future. The properties may be subject to prior unregistered agreements or transfers, and title may be affected by undetected defects.

The business of mineral exploration and extraction involves a high degree of risk and very few properties ultimately achieve commercial production. The ability of the Company to replace production in the future is dependent on its ability to conduct exploration, development and mining operations. The Company may need to raise capital through the use of equity, debt, asset sales, joint ventures, or by other means in order to fund exploration, development and mining operations. In turn, the Company’s ability to raise capital depends in part upon the market’s perception of its management and properties, but also upon the price of gold and silver and the marketability of the Company’s securities. There is no assurance that the Company’s production activities or financing activities will be successful in providing the funds necessary to fund ongoing business activities.

Recovery of gold and silver from ore is impacted by many factors that create uncertainty. Factors impacting gold and silver recovery include variation in crushed-ore size, ore grade, rock type, solution concentration, lime addition, temperature, rainfall, irrigation time, pressure stripping, refining, timely implementation of ore placement on the leach pad, third party ore processing limitations or constraints, ability to deliver ores to third parties, and other associated factors. The cost structure of recovering metal is also impacted by numerous variables including ore grade and recovery, fuel and consumable costs, labor and benefit costs, equipment operating and maintenance costs and numerous other factors. Other production risk factors may include labor strife, slope or roof failure, lack of skilled labor and management, equipment failures, availability of mining equipment, availability of consumables, weather and other operational factors.

ATNA RESOURCES LTD. MANAGEMENT'S DISCUSSION AND ANALYSIS For the Year Ended December 31, 2012

The Company operates in the US. As such, the Company’s business is subject to regulation by numerous county, state and federal regulatory agencies that include, but are not limited to, Mine Safety and Health Administration (“MSHA”), US Department of Occupational Safety and Health (“OSHA”) Department of the Interior, Bureau of Land Management (“BLM”), US Forest Service (“USFS”) US Department of Alcohol Tobacco and Firearms (“BATF”), US Department of Homeland Security, US Environmental Protection Agency (“EPA”), US Corp of Engineers, California Department of Occupational Safety and Health (“CAL-OSHA”), Great Basin Unified Air Pollution Control District, California Regional Water Quality Control Board, California Department of Fish and Game, California Environmental Protection Agency (“CEPA”), Nevada Division of Environmental Protection (“NDEP”), Inyo County California, Nye County Nevada, and Humboldt County Nevada. US legislation is trending toward giving regulatory agencies increased power and rights to require stricter standards and enforcement, levy increased fines and penalties for non-compliance, and to require a heightened degree of responsibility for companies, officers, directors and employees. There is no assurance that stricter standards and future changes in regulation, if any, will not adversely affect the Company’s operations.

Another form of regulatory risk is the potential change in income, severance, or other tax rates and laws that could reduce future profitability or impair our reported deferred tax asset. The Company has only taken more-likely-than-not positions in determining its deferred tax asset.

The Company may enter into gold hedging contracts in order to protect the future operating cash flows of its Briggs Mine. The Company also enters into purchase agreements for its future diesel fuel consumption that may protect against the increasing cost of diesel fuel. The Company’s goal is to protect the Company’s cash flows from declining gold prices or increasing diesel prices. The Company’s primary risk related to gold hedging may result from a shortfall of expected gold production that may compound the potential reduction in cash flows. The Company’s primary risk mitigation for hedge transactions is its policy to limit net hedge levels to 50 percent of its expected gold production or diesel usage. Although a hedging program is designed to protect cash flow from a decline in the price of gold or rise in the price of diesel fuel, it could also limit the Company’s gold realizations during periods of increased gold prices or could increase diesel costs during periods of low diesel prices.

For additional information on risk factors, please refer to the risk factors section of the Company’s 20-F for 2012, which can be found on SEDAR at www.sedar.com.

Forward-Looking Statements

This MD&A and the documents incorporated by reference herein contain “forward-looking statements” within the meaning of applicable securities legislation. These “forward-looking statements” are based on projections, expectations and estimates as of the Report Date of this MD&A or, in the case of documents incorporated by reference herein, as of the date of such documents. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans related to the future. All of the forward-looking statements made in this MD&A are qualified by these cautionary statements.

Forward-looking statements may include, but are not limited to, statements with respect to the future price of gold and silver, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, anticipated costs of production, estimated capital expenditures, estimated net present values, estimated internal rates of return, estimated development activities, mine development plans, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks or claims, the anticipated use of proceeds from financings, anticipated capital spending and liquidity, the timing of commencement of commercial production, drilling schedules and potential results thereof, granting of permits and approvals, and the timing and potential results of studies and reports. In certain cases, forward-looking statements can be identified by the use of words such as “plans”, “is planned”, “expects” or “does not expect”, “is expected”, “is designed”, “budget” or “budgeted”, “scheduled”, “estimates”, “projects”, “forecasts”, “contemplates”, “continue”, “targets”, “targeted”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.

ATNA RESOURCES LTD. MANAGEMENT'S DISCUSSION AND ANALYSIS For the Year Ended December 31, 2012

In particular, this MD&A and other documents incorporated by reference herein contain forward-looking statements pertaining to the following:

•	Any projections of earnings, revenues, synergies, costs and cost savings, cash flows, liquidity, capital spending, and other financial items;
•	Any projections of production, recoveries, stripping ratios, conversions of resources to reserves, operational efficiencies and inefficiencies, and other operating items;
•	Any projections that new financing can be obtained upon commercially acceptable terms given market and economic conditions at the time;
•	Any statement of the plans, strategies, objectives, and goals of management for future operations, including the development of the Pinson-underground, Pinson open-pit, Reward, Cecil-R, and Columbia gold mining projects and initial commercial production at the Pinson-underground mine;
•	Any statements regarding future economic conditions or performance;
•	Any statements of belief or intent ; and
•	Any assumptions regarding the foregoing.

The actual results could differ materially from those anticipated in these forward looking statements as a result of the risk factors set forth below and in the sections of this MD&A entitled “Financial Risk Management”, “Critical Accounting Estimates” and “Risks and Uncertainties” and in the Company’s Annual Report on Form 20-F for the year ended December 31, 2012, as well as the Company’s other filings with Canadian Securities Administrators and the SEC:

•	Fluctuations in gold and other metals prices;
•	Risks relating to the Company’s ability to generate material revenues or obtain adequate financing or its planned exploration and development activities;
•	Actual results of current exploration activities;
•	Conclusions of economic evaluations;
•	Changes in project parameters as plans continue to be refined;
•	Possible variations in ore reserves, grade or recovery rates;
•	Failure of plant, equipment or processes to operate as anticipated;
•	Risks related to fluctuations in the currency market;
•	Risks related to the business being subject to environmental laws and regulations which may increase costs of doing business and restrict the Company’s operations;
•	Delays in obtaining government approvals or financing or in the completion of development or construction activities;
•	Risks related to hedging metal production and key operating inputs;
•	Risks related to operating hazards;
•	Risks related to the exploration, permitting, development and mining of precious metals;
•	Risks related to estimation of reserves and resources;
•	Risks related to governmental regulation, including environmental regulation;
•	Risks related to competition;
•	Risks related to joint ventures;
•	Uncertainty of capital costs, operating costs, production, metal recoveries and economic returns;
•	Risks related to the uncertainty of the title of assets;
•	The need to attract and retain qualified management and technical personnel;
•	Risks related to reclamation activities on properties; and

•	Other risks described in other documents incorporated by reference herein.

ATNA RESOURCES LTD. MANAGEMENT'S DISCUSSION AND ANALYSIS For the Year Ended December 31, 2012

Forward-looking statements provide information about management’s current expectations and plans relating to anticipated future events and are based on the Company’s current beliefs and assumptions regarding, among other things:

•	Future gold and other metals prices;
•	The overall success of the Company’s ability to generate material revenues and to obtain adequate financing for its planned exploration and development activities;
•	Actual results of current exploration activities;
•	Conclusions of economic evaluations;
•	Changes in project parameters as plans continue to be refined;
•	Future variations in ore reserves, grade, or recovery rates;
•	Failure of plant, equipment or processes to operate as anticipated;
•	Realization of benefits from all capital including deferred stripping costs incurred during development and production;
•	The estimated fair value of share-based compensation;
•	The estimated fair value of financial instruments and nonmonetary transactions;
•	Future profitability affecting deferred tax assets and liabilities;
•	The probable outcome of contingencies;
•	Fluctuations in the currency market;
•	The regulatory frame work governing environmental laws and regulations;
•	Possible delays in obtaining governmental approvals or financing or in the completion of development or construction activities;
•	Hedging metal production and key operating inputs;
•	Operating hazards;
•	The exploration, permitting, development and mining of precious metals;
•	Estimation of reserves and resources;
•	Capital costs, operating costs, production, metal recoveries and economic returns; and
•	The Company’s ability to attract and retain qualified management and technical personnel.

Statements relating to mineral reserves and resources are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions, that the mineral reserves and resources described exist in the quantities predicted or estimated and can be profitably produced in the future. Estimated values of future net revenue do not represent fair market value. There is no certainty that it will be commercially viable to produce any portion of the resources.

Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management as of the date the statements are made, and the Company does not assume any obligation to update any forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change, except as required by law. For reasons set forth above, readers should not place undue reliance on forward-looking statements. Forward-looking statements are made as of the Report Date and other than as required by applicable securities laws, the Company assumes no obligation to update or revise such forward-looking statements to reflect new events or circumstances.

ATNA RESOURCES LTD. MANAGEMENT'S DISCUSSION AND ANALYSIS For the Year Ended December 31, 2012

Cautionary Note to US Investors – The SEC permits US mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this report, such as “measured,” “indicated,” and “inferred” mineral resources which the SEC guidelines generally prohibit US registered companies from including in their filings with the SEC. US Investors are urged to consider closely the disclosure in our Form 20-F which may be obtained from us or viewed on the SEC website at http://www.sec.gov/edgar.shtml.